Exhibit 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

NCR CORPORATION,

DELIVERY ACQUISITION CORPORATION,

FANDANGO HOLDINGS CORPORATION

AND

THE STOCKHOLDER REPRESENTATIVE NAMED HEREIN

December 2, 2013

Exhibits

Exhibit A     Form of Certificate of Merger

Exhibit B     Form of Letter of Transmittal

Exhibit C     Form of FIRPTA Certificate

Schedules

Merger Consideration Schedule

Disclosure Schedule

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of December 2, 2013, is entered into by and among (i) Fandango Holdings Corporation, a Delaware corporation (the “Company”), (ii) NCR Corporation, a Maryland corporation (“Parent”), (iii) Delivery Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), and (iv) solely in its capacity as the Stockholder Representative for the limited purposes herein, Thoma Bravo, LLC, a Delaware limited liability company (the “Stockholder Representative”).

RECITALS

WHEREAS, the board of directors of Parent (the “Parent Board of Directors”), the board of directors of Merger Sub (the “Merger Sub Board of Directors”) and the board of directors of the Company (the “Company Board of Directors”) deem it advisable and in the best interests of each corporation and its respective stockholders that Parent, Merger Sub and the Company engage in a business combination transaction as contemplated by this Agreement.

WHEREAS, Parent, Merger Sub and the Company intend to effect a merger of Merger Sub with and into the Company (the “Merger”) upon the terms and subject to the conditions of this Agreement and in accordance with the General Corporation Law of the State of Delaware (the “DGCL”). Upon consummation of the Merger, Merger Sub will cease to exist, and the Company will continue as a wholly owned subsidiary of Parent.

WHEREAS, this Agreement has been approved by the Parent Board of Directors, Merger Sub Board of Directors and Company Board of Directors.

AGREEMENT

NOW, THEREFORE, intending to be legally bound, the parties to this Agreement hereby agree as follows:

ARTICLE 1.

DEFINITIONS

Section 1.01 Definitions.

(a) As used in this Agreement, the following terms have the following meanings:

“Acquisition Proposal” means any bona fide proposal or offer (whether or not in writing) from any Person or “group” as defined in or under Section 13(d) of the Exchange Act (other than Parent or Merger Sub or any of their Affiliates) with respect to any (i) sale, lease, contribution or other disposition, directly or indirectly (including by way of merger, consolidation, share exchange, other business combination, partnership, joint venture, sale of capital stock of or other equity interests in any Company Group Member or any Subsidiary of any Company Group

Member), of any business or asset or assets of any Company Group Member or any Subsidiary of any Company Group Member, in each case representing 15% or more of the consolidated revenues or assets (determined by reference to book value or fair market value) of the Company Group and their Subsidiaries, taken as a whole, (ii) issuance, sale or other disposition, directly or indirectly, to any Person (or the stockholders of any Person) or group of securities (or options, rights or warrants to purchase, or securities convertible into or exchangeable for, such securities) in each case representing 15% or more of the outstanding Company Common Stock, (iii) transaction in which any Person (or the stockholders of any Person) shall acquire, directly or indirectly, beneficial ownership, or the right to acquire beneficial ownership, or formation of any group which beneficially owns or has the right to acquire beneficial ownership of, in each case representing 15% or more of the outstanding Company Common Stock (iv) combination of the foregoing, or (v) publicly resolving or publicly proposing to do any of the foregoing.

“Affiliate” means, with respect to any Person, any other Person directly or indirectly controlling, controlled by, or under common control with such Person. For purposes of this definition, “control,” when used with respect to any specified person, means the power to direct or cause the direction of the management and policies of such Person, directly or indirectly, whether through ownership of voting securities or by contract or otherwise, and the terms “controlling” and “controlled by” have correlative meanings to the foregoing.

“Alternate Financing” means, if any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Financing Letter or otherwise, alternative financing from alternative sources.

“Applicable Law” means, with respect to any Person, any federal, state, local, municipal, foreign or other law (including common law), constitution, treaty, convention, ordinance, code, rule, regulation, order, injunction, judgment, decree, ruling, bylaw, standard, policy, official guidance or other similar requirement enacted, adopted, issued, promulgated or applied by a Governmental Authority or Card Association that is binding upon or applicable to such Person.

“Business” means the financial services business as conducted by the Company Group as of the date of this Agreement, which consists of the development, design, marketing, promotion, sale, licensing, implementation, customization, hosting, maintenance and support of the Products. For the avoidance of doubt, the Business does not include the development, design, marketing, promotion, sale, licensing, implementation, customization, hosting, maintenance and support of the Excluded Products.

“Business Contract” means any Contract to which a Company Group Member is a party.

“Business Day” means a day, other than Saturday, Sunday or other day on which commercial banks in New York, New York are authorized or required by Applicable Law to close.

“Business Employees” means the employees of each Company Group Member.

“Card Association” means VISA International, Inc. and VISA U.S.A., Inc., MasterCard International, Inc., Discover Financial Services, LLC, American Express, Diners Club, Voyager, Carte Blanche and any other payment card association, debit card network or similar entity having clearing or oversight responsibilities.

“Card Association Rules” means the rules, regulations, standards, policies, manuals, and procedures of the Card Associations, including, with respect to the processing of credit card information, the Payment Card Industry Data Security Standards (PCI-DSS).

“Claim” means all claims, rights, demands, causes of action and any claims for indemnification, contribution, exculpation or subrogation, whether based on any Applicable Law or any Contract of any kind, nature and/or description, matured or unmatured, liquidated or unliquidated, accrued or unaccrued, known or unknown, suspected or unsuspected, contingent or non-contingent, whether or not asserted, threatened, alleged or litigated, at law, equity or otherwise.

“Class A Common Stock” means the Class A Common Stock, $0.01 par value, of the Company.

“Class B Common Stock” means the Class B Common Stock, $0.01 par value, of the Company.

“Class B Majority in Interest” has the meaning set forth in the Stockholders Agreement.

“Class C Common Stock” means the Class C Common Stock, $0.01 par value, of the Company.

“COBRA” means Part 6 of Subtitle B of Title I of ERISA, Section 4980B of the Code, and any similar state Applicable Law.

“Code” means the Internal Revenue Code of 1986.

“Company Certificate of Incorporation” means the Amended and Restated Certificate of Incorporation of the Company, dated as of August 1, 2013, as further amended or restated from time to time.

“Company Common Stock” means, collectively, the Class A Common Stock, the Class B Common Stock and the Class C Common Stock.

“Company Group” means, collectively, the Company and its Subsidiaries, including Fandango Intermediate, Digital Insight, and Digital India.

“Company Group Member” means, individually, the Company and each of its Subsidiaries.

“Company IP” means all Intellectual Property Rights and Technology owned by any Company Group Member.

“Company Software” means Company IP that consists of software code.

“Competition Law” any merger control law or regulation that is applicable to the transactions contemplated by this Agreement.

“Consent” means any approval, consent, ratification, permission, waiver or authorization (including any Permit).

“Contract” means any legally binding contract, subcontract, agreement, indenture, note, bond, debenture, loan, license, instrument, lease, sublease, commitment, option, warrant, purchase order, license, sublicense or other arrangement, whether oral or written.

“Digital Insight” means Digital Insight Corporation, a Delaware corporation.

“Digital India” means Digital Insight India Private Limited (Company).

“Disclosure Schedule” means the disclosure letter dated the date of this Agreement regarding this Agreement that has been provided to Parent.

“Domestic Subsidiaries” means, collectively, Fandango Intermediate Holdings Corporation, a Delaware corporation, and Digital Insight Corporation, a Delaware corporation.

“Environmental Law” means any Applicable Law or any agreement with any Governmental Authority or other Person, relating to human health and safety, pollution, protection of the environment or to Hazardous Substances.

“Environmental Permits” means all permits, licenses, franchises, certificates, approvals and other similar authorizations of Governmental Authorities relating to or required by Environmental Laws and affecting, or relating in any way to, the Business or the occupancy of the Business Real Property.

“ERISA” means the Employee Retirement Income Security Act of 1974.

“Exchange Act” means the Securities Exchange Act of 1934.

“Excluded Products” means the list of product offerings set forth on Section 1.01(a)(i) of the Disclosure Schedule.

“Fandango Intermediate” means Fandango Intermediate Holdings Corporation, a Delaware corporation.

“Financing” means debt and/or equity financing to be provided by the unaffiliated third parties to, and upon the terms and subject to the conditions of and in an aggregate amount set forth in, the executed commitment letters, dated as of the date of this Agreement (the “Financing Letter”).

“Financing Sources” means the unaffiliated third party Persons that have committed to provide or have otherwise entered into agreements in connection with the Financing or alternative debt and/or equity financings in connection with the transactions contemplated by this Agreement (including any Alternate Financing), including such parties that delivered the

Financing Letter and any joinder agreements, indentures, credit agreements or other agreements entered into pursuant thereto or relating thereto, together with their former, current or future affiliates and each of their former, current or future officers, directors, employees, equity holders, members, managers, general or limited partners, controlling parties, advisors, agents and representatives of any of the foregoing and any successors and assigns of any of the foregoing. For the avoidance of doubt, Parent and its Affiliates shall not be deemed Financing Sources.

“Fundamental Representations” means the representations and warranties set forth in Sections 3.01 (Corporate Existence and Power), 3.02 (Corporate Authorization), 3.05 (Capitalization; Subsidiaries; Indebtedness; Transaction Expenses), 3.19 (Finders’ Fees), 3.20 (Certain Transactions).

“GAAP” means generally accepted accounting principles in the United States.

“Governmental Authority” means any: (i) nation, state, commonwealth, province, territory, county, municipality, district or other jurisdiction of any nature, (ii) federal, state, local, municipal, foreign or other government, or (iii) governmental or quasi-governmental authority of any nature (including any governmental division, regulatory authority, association, council or bureau, department, agency, commission, instrumentality, official, organization, unit, body or Person and any court or other tribunal).

“HSR Act” means the Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“Hazardous Substances” means any pollutant, contaminant, waste or chemical or any toxic, radioactive, ignitable, corrosive, reactive or otherwise hazardous substance, waste or material, or any substance, waste or material having any constituent elements displaying any of the foregoing characteristics, including petroleum, its derivatives, by-products and other hydrocarbons, and any other substance, waste or material regulated under, or subject to imposition of liability under, any Environmental Law.

“Indebtedness” shall mean any of the following liabilities: (i) indebtedness for borrowed money (including any principal, premium, accrued and unpaid interest, related expenses, prepayment penalties, commitment and other fees, sale or liquidity participation amounts, reimbursements, indemnities and all other amounts payable in connection therewith which will become owed as a result of the payment of the Indebtedness as of the Closing Date), (ii) liabilities evidenced by bonds, debentures, notes or other similar instruments or debt securities, (iii) liabilities under or in connection with letters of credit or bankers’ acceptances or similar items (in each case, to the extent drawn or funded) and any termination or prepayment fees, penalties, or other costs related thereto and which will become owed as a result of the payment of the Indebtedness as of the Closing Date, (iv) liabilities related to the deferred purchase price of property or services other than trade payables incurred in the ordinary course of business (including deferred purchase price, “earn-out” or similar liabilities related to prior acquisitions), (v) liabilities arising from cash/book overdrafts, (vi) liabilities under capitalized leases, (vii) liabilities under conditional sale or other title retention agreements, (viii) liabilities with respect to vendor advances or any other advances, (ix) liabilities arising out of interest rate and currency swap arrangements and any other arrangements designed to provide protection against fluctuations in interest or currency rates, (x) liabilities with respect to deferred compensation for services, (xi) liabilities or obligations for severance, change of control payments, stay bonuses, retention bonuses, success bonuses, and other bonuses and similar liabilities and (xii) indebtedness of others guaranteed by any Company Group Member or secured by any Liens (other than Permitted Liens) on the assets of any Company Group Member, in each case other than intercompany indebtedness or guarantees of intercompany indebtedness.

“Indigo” means Intuit, Inc., a Delaware corporation.

“Indigo Payable” means, as of the opening of business on the Closing Date, the current amount owed to Indigo under the Indigo TSA (i.e., pro rated, as applicable, through the Closing Date with respect to the month in which the Closing occurs), including, without limitation, fees for services provided under the Indigo TSA and costs and expenses paid by Indigo on the Company Group’s behalf and for which the Company must reimburse Indigo under the Indigo TSA.

“Indigo TSA” means that certain Transition Services Agreement by and between Indigo and Digital Insight, dated as of August 1, 2013 (as amended as of September 30, 2013).

“Intellectual Property Rights” means: (i) all trademarks, trademark registrations, trademark rights and renewals thereof, trade names, trade name rights, trade dress, corporate names, logos, slogans, all service marks, service mark registrations and renewals thereof, service mark rights, and all registrations and applications to register any of the foregoing, together with the goodwill associated with each of the foregoing, (ii) all issued patents, patent rights, and patent applications, (iii) all registered and unregistered copyrights, copyrightable works, copyright registrations, renewals thereof, and applications to register the same, (iv) all Internet domain names and Internet websites and the content thereof, (v) all confidential and proprietary information, including trade secrets, know how, inventions, invention disclosures (whether or not patentable and whether or not reduced to practice), inventor rights, reports, quality records, engineering notebooks, models, processes, procedures, drawings, specifications, designs, ingredient or component lists, formulae, plans, proposals, technical data, financial, marketing, customer and business data, pricing and cost information, business and marketing plans and customer and supplier lists and information, and trade secret and other associated rights, and (vi) all other intellectual property and rights, anywhere in the world.

“IT System” means the communications networks, data centers, information technology infrastructure and assets and all applicable hardware, Software and systems used in connection therewith used by the Company Group in the operation of the Business.

“Knowledge” means the actual knowledge, after reasonable inquiry, of each of John E. O’Malley, Jamie Slattery, Jezz Holland, Jose Mariano Resendiz, Spencer Fong, Dion Shelton, John Kim, Bill Hampton, Cindy Bladow, Meredith Gendell, and Jen Lewis.

“Lien” means, with respect to any property or asset, any mortgage, lien, pledge, charge, security interest, encumbrance or other adverse claim of any kind in respect of such property or asset. For purposes of this Agreement, a Person shall be deemed to own subject to a Lien any property or asset that it has acquired or holds subject to the interest of a vendor or lessor under any conditional sale agreement, capital lease or other title retention agreement relating to such property or asset.

“Material Adverse Effect” means any change, event, development, condition, occurrence or effect that is, or would reasonably be expected to be, materially adverse to (A) the Business; provided, however, that none of the following shall be deemed in themselves, either alone or in combination, to constitute, and that none of the following shall be taken into account in determining whether there has been or will be, a Material Adverse Effect: (i) any change generally affecting the economy, financial markets or political, economic or regulatory conditions in the United States or any other geographic region in which the Business is conducted, (ii) conditions affecting the industries in which the Business is operated or participates, (iii) general financial, credit or capital market conditions, including interest rates or exchange rates, or any changes therein, (iv) any change attributable to the negotiation, execution, announcement, pendency or pursuit of the transactions contemplated hereby, including any litigation resulting therefrom, any loss of employees, any reduction in sales and any disruption in customer, distributor, reseller, partner or similar relationships, (v) any change arising from or relating to compliance with the terms of this Agreement, or action taken, or failure to act, to which Parent has consented in writing, (vi) acts of war (whether or not declared), the commencement, continuation or escalation of a war, acts of armed hostility, sabotage or terrorism or other international or national calamity or any material worsening of such conditions threatened or existing as of the date of this Agreement, to the extent the Company Group is not materially and disproportionately affected thereby, (vii) any hurricane, earthquake, flood, or other natural disasters or acts of God, (viii) changes in Applicable Laws after the date hereof, (ix) changes in GAAP after the date hereof, (x) any failure by the Company Group to meet any published or internally prepared estimates of revenues, earnings or other economic performance for any period ending on or after the date of this Agreement (it being understood that the facts and circumstances giving rise to such failure may be deemed to constitute, and may be taken into account in determining whether there has been, a Material Adverse Effect if such facts and circumstances are not otherwise described in clauses (i)-(ix) of the definition) or (xi) any adverse impact on or change to the business of Parent that impacts the Business, except to the extent, in the case of the foregoing clauses (i) through (iii) and (vi) through (ix), such changes, events, developments, conditions, occurrences or effects referred to therein have a disproportionate impact on the Business relative to other companies operating in the industry in which the Business competes as a whole or (B) the Company’s ability to consummate the transactions contemplated by this Agreement.

“Object Code” means one or more computer instructions in machine readable form (whether or not packaged in directly executable form), including any such instructions that are readable in a virtual machine, whether or not derived from Source Code, together with any partially compiled or intermediate code that may result from the compilation, assembly or interpretation of any Source Code. Object Code includes firmware, compiled or interpreted programmable logic, libraries, objects, routines, modules, bytecode, machine code, and middleware.

“Parent Employee Plan” means each “employee benefit plan,” as defined in Section 3(3) of ERISA, each employment, severance or similar Contract and each other plan or arrangement (written or oral) providing for compensation, bonuses, commission, profit-sharing, stock option or other stock related rights or other forms of incentive or deferred compensation, vacation benefits, insurance (including any self-insured arrangements), health or medical benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits, change of control payments, post-employment benefits or retirement benefits which is maintained, administered or contributed to by Parent or any Affiliate of Parent and covers any employee or former employee of Parent, or with respect to which Parent has any liability.

“Per Share Portion” means a fraction, the numerator of which is one, and the denominator of which is the number of shares of Class B Common Stock and Class C Common Stock issued and outstanding immediately prior to the Effective Time (for clarity, excluding shares of Redeemed Class B Common Stock to be canceled pursuant to Section 2.07(d)).

“Permitted Liens” means (i) Liens disclosed in the Financial Statements, (ii) Liens for Taxes not yet due and payable or, if due, being contested in good faith by appropriate proceedings and for which an appropriate reserve has been taken on the Financial Statements to the extent required by GAAP, (iii) mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other similar Liens, including all statutory Liens, arising or incurred in the ordinary course of business and which are not yet due and payable, (iv) protective filings related to operating leases with third parties entered into in the ordinary course of business that relate solely to equipment financed pursuant to such operating leases, (v) non-exclusive licenses to Technology or Intellectual Property Rights granted to customers in the ordinary course of business consistent with past practice or (vi) Liens which do not materially detract from the value or materially interfere with any present or intended use of such property or assets.

“Person” means an individual, corporation, partnership, limited liability company, association, trust or other entity or organization, including a Governmental Authority.

“Pre-Closing Tax Period” means (i) any Tax period ending on or before the Closing Date and (ii) with respect to any Straddle Period, the portion of such period ending on the Closing Date.

“Prior Acquisition” means the consummation of the transactions contemplated by the Prior Acquisition Agreement.

“Prior Acquisition Agreement” means that certain Amended and Restated Merger Agreement, dated as of July 31, 2013, by and among the Company, Indigo and the other parties thereto, including the schedule, exhibits and agreements contemplated thereby, as amended, supplemented or modified from time to time.

“Prior Acquisition Date” means August 1, 2013.

“Proceeding” means any action, suit, litigation, claim, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, charge, directive, notices of violation, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Authority or any arbitrator or arbitration panel.

“Products” means the list of product offerings set forth on Section 1.01(a)(ii) of the Disclosure Schedule including all current and in-process versions of such products.

“Registered IP” means all Intellectual Property Rights that are Company IP and that are registered, filed, or issued under the authority of any Governmental Authority or any domain name registrations, including all patents, registered copyrights, registered trademarks and service marks, and domain names and all applications for any of the foregoing.

“Representatives” means a Person’s Affiliates and its and their respective officers, directors, employees, agents, attorneys, accountants, advisors and other authorized representatives.

“Residual Cash Consideration” means an amount equal to (A) $1,650,000,000, minus (B) the Class A Merger Consideration, minus (C) the Class B Redemption Consideration, plus (D) the total amount of cash and cash equivalents as of the opening of business on the Closing Date, minus (E) the outstanding amount of Indebtedness as of the opening of business on the Closing Date, minus (F) the Transaction Expenses, minus (G) the Indigo Payable, minus (H) $3,000,000, minus (I) the Holdback Amount, minus (J) any Remediation Expenses incurred by any Company Group Member and not paid in full prior to Closing.

“Restricted Company Share” means each share of Company Common Stock previously issued to a Business Employee that is an “Unvested Share”, as such term is defined in the applicable Employee Purchase Agreement between the Company and such Business Employee (after taking into account any acceleration of vesting that is contingent on the occurrence of the Effective Time).

“Securities Act” means the Securities Act of 1933.

“Software” means computer software, programs and databases in any form, including Source Code, Object Code, operating systems and specifications, data, databases, database management code, firmware, utilities, graphical user interfaces, menus, images, icons, forms and software engines, and all related documentation, developer notes, comments and annotations.

“Source Code” means one or more statements in human readable form, including comments, definitions and annotations, which are generally formed and organized to the syntax of a computer or programmable logic programming language (including such statements in batch or scripting languages and including hardware definition languages such as VHDL), together with any and all text, data and data structures, diagrams, graphs, charts, presentations, manuals, instructions, commands, procedures, schematics, flow-charts and other work product or information that describe the foregoing.

“Specified Stockholder” means each of Thoma Bravo Fund X, L.P., Thoma Bravo Fund X-A, L.P., and Thomas Bravo Special Opportunities Fund I, L.P.

“Straddle Period” means any period beginning before or on the Closing Date and ending after the Closing Date.

“Stockholders” means the holders of the Company Common Stock immediately prior to the Effective Time.

“Stockholders Agreement” means that certain Stockholders Agreement, dated as of August 1, 2013, by and among the Company and the stockholders party thereto, as amended, supplemented or modified from time to time.

“Subsidiary” means, with respect to any Person, any entity of which securities or other ownership interests having ordinary voting power to elect a majority of the board of directors or other persons performing similar functions are at any time directly or indirectly owned by such Person.

“Tax” means any and all (United States (federal, state or local) and foreign) taxes, including any net income, alternative or add-on minimum, gross income, gross receipts, sales, use, ad valorem, value added, transfer, franchise, profits, license, escheat, abandoned or unclaimed property, registration, recording, documentary, conveyancing, gains, withholding, payroll, employment, excise, severance, stamp, occupation, premium, property, environmental or windfall profit, custom duty or other tax of any kind whatsoever, or other governmental fee, assessment or charge in the nature of a tax, any interest, penalty, addition to tax or additional amount in respect of the foregoing.

“Tax Contest” means any audit, other administrative proceeding or inquiry or judicial proceeding involving Taxes.

“Tax Return” means any return, report, declaration, claim for refund, information return or other document (including schedules thereto, other attachments thereto, amendments thereof, or any related or supporting information) filed or required to be filed with any Governmental Authority in connection with the determination, assessment or collection of any Tax.

“Technology” means (i) Software (including, algorithms, models and methodologies, software development kits, application programming interfaces, computer programs, codecs, and interfaces) whether in Source Code, Object Code, or other form, (ii) databases, data, and compilations and collections of data, (iii) works of authorship, including, documentation, user manuals, training materials, developer notes, (iv) inventions (whether or not patentable), (v) methods, and processes, (vi) designs, schematics, specifications, and technical data and (vii) know-how.

“Transaction Documents” means collectively, this Agreement, the Certificate of Merger, the FIRPTA Certificate, the Letter of Transmittal and the other agreements contemplated hereby.

“Transaction Expenses” means all expenses of the Company Group incurred in connection with the preparation, execution, performance and/or consummation of this Agreement, the documents referred to herein and the Closing, including the following: (a) all brokerage commissions, fees, expenses and disbursements and (b) all fees and disbursements of attorneys, accountants, and other advisors and service providers payable by the Company Group.

“Treasury Regulations” means the United States Treasury Regulations promulgated under the Code.

(b)	Each of the following terms is defined on the page set forth opposite such term:

280G Analysis	43
Agreement	1
Audited Financial Statements	22
Authorized Action	70
Books and Records	47
Business Real Property	28
Certificate of Merger	15
Claim Deadline	19
Claim Notice	63
Class A Merger Consideration	15
Class B Redemption Consideration	16
Class B/C Merger Consideration	16
Closing	13
Closing Date	14
Closing Repaid Indebtedness	14
Company	1
Company Board of Directors	1
Company Cure Period	57
Company Securities	21
Confidential Information	47
Confidentiality Agreement	45
Covered Claims	62
D&O Tail Policies	50
Damages	61
Deductible	62
DGCL	1
Dissenting Shares	18
Effective Time	15
Employee Plans	34
Employee Purchase Agreement	16
Employee Sessions	49
Employment Matters	49
End Date	57
Financial Statements	22
FIRPTA Certificate	56
Historical Company Group Financials	52
Holdback Amount	14
Indemnification Claim	63
Indemnified Party	63
Indemnifying Party	63
Interim Financial Statements	22
IRS	34
Latest Balance Sheet	22

Letter of Transmittal	16
Material Contract	25
Maximum Annual Premium	50
Merger	1
Merger Consideration	16
Merger Consideration Schedule	13
Merger Sub	1
Merger Sub Board of Directors	1
Merger Sub Common Stock	16
Orders	28
Outstanding Class B/C Common Stock	16
Parent	1
Parent Board of Directors	1
Parent Cure Period	58
Parent Indemnified Parties	61
Parent Indemnified Party	61
Paying Agent	16
Permits	27
Plan	33
Pre-Closing Period	39
Privileged Communications	68
Provider	47
Real Property Lease	28
Receiver	47
Redeemed Class B Common Stock	15
Redemption Agreement	15
Release Date	19
Remediation Expenses	44
Required Holders	69
Significant Customers	32
Significant Providers	32
Special Indemnification Matters	61
Stockholder Approval	20
Stockholder Group	68
Stockholder Indemnified Parties	63
Stockholder Indemnified Party	63
Stockholder Indemnifying Parties	60
Stockholder Indemnifying Party	60
Stockholder Representative	1
Stockholder Representative Group	70
Surviving Corporation	13
third party action	63

Section 1.02 Definitional and Interpretative Provisions.

(a) The words “hereof,” “herein” and “hereunder” and words of like import used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.

(b) The captions herein are included for convenience of reference only and shall be ignored in the construction or interpretation hereof. References to Articles, Sections, Exhibits and Schedules are to Articles, Sections, Exhibits and Schedules of this Agreement unless otherwise specified.

(c) All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Exhibit or Schedule but not otherwise defined therein, shall have the meaning as defined in this Agreement.

(d) Any singular term in this Agreement shall be deemed to include the plural, and any plural term the singular, and words denoting either gender shall include both genders as the context requires. Where a word or phrase is defined herein, each of its other grammatical forms shall have a corresponding meaning.

(e) Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation,” whether or not they are in fact followed by those words or words of like import.

(f) The use of the word “or” shall not be exclusive.

(g) The word “party” or “parties” shall, unless the context otherwise requires, be construed to mean a party or the parties to this Agreement. Any reference to a party to this Agreement or any other agreement or document contemplated hereby shall include such party’s successors and permitted assigns.

(h) A reference to any legislation or to any provision of any legislation shall include any modification, amendment, re-enactment thereof, any legislative provision substituted therefore and all rules, regulations and statutory instruments issued or related to such legislation.

(i) Any exception or qualification set forth in the Disclosure Schedule with respect to a particular representation, warranty or covenant contained therein shall be deemed to be an exception or qualification with respect to all other applicable representations, warranties and covenants contained in this Agreement, solely to the extent to which the relevance of such disclosure to such other representation, warranty or covenant is reasonably apparent on the face of such disclosure. Nothing in the Disclosure Schedule shall broaden the scope of any representation, warranty or covenant of the Company Group contained in this Agreement.

(j) Any rule of construction to the effect that ambiguities are to be resolved against the drafting party shall not be applied in the construction or interpretation of this Agreement. No prior draft of this Agreement nor any course of performance or course of dealing shall be used in the interpretation or construction of this Agreement. No parol evidence shall be introduced in the construction or interpretation of this Agreement unless the ambiguity or uncertainty in issue is plainly discernible from a reading of this Agreement without consideration of any extrinsic evidence. Although the same or similar subject matters may be addressed in different provisions of this Agreement, the parties intend that, except as reasonably apparent on the face of the Agreement or as expressly provided in this Agreement, each such provision shall be read separately, be given independent significance and not be construed as limiting any other provision of this Agreement (whether or not more general or more specific in scope, substance or content). Except as provided in Section 10.03, the doctrine of election of remedies shall not apply in constructing or interpreting the remedies provisions of this Agreement or the equitable power of a court considering this Agreement or the transactions contemplated hereby.

ARTICLE 2.

DESCRIPTION OF THE TRANSACTION

Section 2.01 The Merger. Upon the terms and subject to the conditions set forth in this Agreement, at the Effective Time, Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease, and the Company will continue as the surviving corporation in the Merger (the “Surviving Corporation”).

Section 2.02 Effect of the Merger. The Merger shall have the effects set forth in this Agreement and in the applicable provisions of the DGCL.

Section 2.03 Merger Consideration Schedule. Not less than two (2) Business Days prior to the Closing Date, the Company shall deliver to Parent a schedule of its calculation of the Merger Consideration (the “Merger Consideration Schedule”), which will include good faith estimates of: (i) the total amount of (A) cash and cash equivalents as of the opening of business on the Closing Date (such estimated amount, which shall be prepared using the same accounting principles as were used in the preparation of the Latest Balance Sheet), (ii) the outstanding amount of Indebtedness as of the opening of business on the Closing Date, (iii) the Transaction Expenses, (iv) the Indigo Payable, (v) the aggregate Class A Merger Consideration, (vi) the aggregate Class B Redemption Consideration, (vii) the aggregate Class B/C Merger Consideration, (viii) the amount of Class B Redemption Consideration payable to each Stockholder with respect to such Stockholder’s Redeemed Class B Common Stock, (ix) the amount of Merger Consideration payable to each Stockholder with respect to such Stockholder’s Company Common Stock, and (x) the percentage of the remainder of the Holdback Amount, if any, to be distributed to each Stockholder pursuant to the terms of this Agreement.

Section 2.04 Closing.

(a) The consummation of the transactions contemplated by this Agreement (the “Closing”) shall take place at the offices of Kirkland & Ellis LLP located at 300 North LaSalle Street, Chicago, Illinois 60654 or remotely via the electronic exchange and release of documents and signature pages at 10:00 a.m. local time on a date to be specified by the parties, which shall be no later than the third (3rd) Business Day after the satisfaction or waiver of the last of the conditions set forth in Article 8 to be satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), or at such other time, date and location as the parties hereto agree in writing; provided, that, unless Parent otherwise directs in writing (and then only if the conditions set forth in Section 8.01 and Section 8.03 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing)), in no event will the Closing occur prior to January 31, 2014, however, if the Historical Company Group Financials have not been prepared by January 31, 2014, then in no event will the Closing occur prior to February 15, 2014 unless Parent otherwise directs in writing (and then only if the conditions set forth in Section 8.01 and Section 8.03 have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing)). The date on which the Closing actually takes place is referred to in this Agreement as the “Closing Date.”

(b) Simultaneously with the Closing, Parent shall pay, or cause to be repaid, on behalf of the Company Group, the Indebtedness by wire transfer of immediately available funds to the accounts designated by the holders of such Indebtedness, which designated accounts, and the wire instructions therefor, shall be provided to Parent no later than three (3) Business Days prior to the Closing Date (the “Closing Repaid Indebtedness”).

(c) Simultaneously with the Closing, Parent shall pay, or cause to be paid, on behalf of the Company Group, the Transaction Expenses by wire transfer of immediately available funds to the accounts designated by the Company, which designated accounts, and the wire instructions therefor, shall be provided to Parent no later than three (3) Business Days prior to the Closing Date.

(d) Simultaneously with the Closing, Parent shall pay, or cause to be paid, on behalf of the Company Group, the Indigo Payable by wire transfer of immediately available funds to the account designated by the Company, which designated account, and the wire instructions therefor, shall be provided to Parent no later than three (3) Business Days prior to the Closing Date.

(e) Simultaneously with the Closing, Parent shall pay to the Paying Agent, to the account designated in writing by the Paying Agent pursuant to Section 2.08(b), by wire transfer of immediately available funds an amount equal to the Class B Redemption Consideration plus the Merger Consideration (less the Holdback Amount), pursuant to Section 2.08; provided, that, the Stockholder Representative (and/or Paying Agent) and Parent may mutually agree to pay all or a portion of the Class B Redemption Consideration and/or Merger Consideration to multiple accounts as directed by the Paying Agent.

(f) Simultaneously with the Closing, Parent shall withhold an amount equal to $5,000,000 less the amount of any Remediation Expenses incurred by any Company Group Member in satisfaction of a third party claim incurred prior to the Closing Date (the “Holdback Amount”) from the Class B/C Merger Consideration for the purpose of recovering amounts owed with respect to the Special Indemnification Matters under Section 10.03(b)(iii)(A)(2) hereof. The Holdback Amount will be held and released in accordance with the terms of this Agreement, and such portion thereof which is payable to the Stockholders shall be distributed to the Stockholders as set forth in the Merger Consideration Schedule.

Section 2.05 Effective Time. Contemporaneous with, or as promptly as practicable after the Closing, the parties shall cause the Merger to be consummated by filing with the Secretary of State of the State of Delaware a certificate of merger in the form attached hereto as Exhibit A (the “Certificate of Merger”) and executed in accordance with the relevant provisions of the DGCL, and shall make all other filings or recordings required under the DGCL in order to consummate the Merger. The Merger shall become effective at the time the Certificate of Merger is filed with the Secretary of State of the State of Delaware (the “Effective Time”).

Section 2.06 Certificate of Incorporation and Bylaws; Directors and Officers. Unless otherwise determined by Parent and the Company prior to the Effective Time:

(a) the certificate of incorporation of the Surviving Corporation in effect immediately after the Effective Time shall be the certificate of incorporation of Merger Sub immediately prior to the Effective Time;

(b) the bylaws of the Surviving Corporation shall be amended and restated as of the Effective Time to conform to the bylaws of Merger Sub as in effect immediately prior to the Effective Time; and

(c) the directors and officers of each Company Group Member shall resign and the directors and officers of the Surviving Corporation immediately after the Effective Time shall be the directors and officers of Merger Sub immediately prior to the Effective Time.

Section 2.07 Conversion and Redemption of Shares. At the Effective Time, by virtue of the Merger and without any further action on the part of any party hereto:

(a) Each share of Class A Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares to be canceled pursuant to Section 2.07(d) and Dissenting Shares) will be converted into the right to receive an amount in cash equal to the Liquidation Value (as such term is defined in the Company Certificate of Incorporation) of such share of Class A Common Stock, together with the accrued and unpaid dividends thereon through the Closing Date (determined in accordance with the Company Certificate of Incorporation), payable as provided in Section 2.08. The aggregate consideration to which holders of shares of Class A Common Stock become entitled pursuant to this Section 2.07(a) is referred to herein as the “Class A Merger Consideration.”

(b) Each share of issued and outstanding Class B Common Stock which the holder thereof has agreed to sell to the Company, and which the Company has agreed to redeem from such holder, pursuant to a written agreement (a “Redemption Agreement”) in form and substance reasonably acceptable to Parent and the Company entered into no later than three (3) Business Days prior to the Closing Date (such shares, collectively, “Redeemed Class B Common Stock”), will be redeemed by the Company immediately prior to the conversion of the Outstanding Class B/C Common Stock pursuant to Section 2.07(c), and, if not canceled on redemption thereof will be canceled and extinguished, without any conversion thereof, pursuant to Section 2.07(d). Each Stockholder that was a holder of Redeemed Class B Common Stock shall be entitled to receive an amount in cash equal to the Original Cost (as such term is defined in the Employee Purchase Agreement pursuant to which the holder thereof acquired such share of Class B Common Stock, which is referred to herein as the “Employee Purchase Agreement”) of such share of Redeemed Class B Common Stock, payable as provided in Section 2.08. The aggregate consideration to which former holders of Redeemed Class B Common Stock become entitled pursuant to this Section 2.07(b) is referred to herein as the “Class B Redemption Consideration.”

(c) Immediately after the redemption of Redeemed Class B Common Stock pursuant to Section 2.07(b), each share of Class B Common Stock and Class C Common Stock issued and outstanding immediately prior to the Effective Time (other than any shares that have been canceled pursuant to Section 2.07(d) and Dissenting Shares) (such shares, collectively, “Outstanding Class B/C Common Stock”) will be converted into the right to receive an amount in cash equal to the Per Share Portion of the Residual Cash Consideration, payable as provided in Section 2.08, and an amount in cash equal to the Per Share Portion of any amounts payable from the Holdback Amount pursuant to and as provided in Section 2.11. The aggregate consideration to which holders of Outstanding Class B/C Common Stock become entitled pursuant to this Section 2.07(c) is referred to herein as the “Class B/C Merger Consideration” and, together with the Class A Merger Consideration, the “Merger Consideration.”

(d) Each share of Company Common Stock held by the Company or Merger Sub or any direct or indirect subsidiary of the Company immediately prior to the Effective Time, including all Redeemed Class B Common Stock, shall be canceled and extinguished without any conversion thereof.

(e) Each share of the common stock, par value $0.001 per share, of Merger Sub (the “Merger Sub Common Stock”) outstanding immediately prior to the Effective Time shall be converted into, and exchanged for, one newly and validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation. Each certificate evidencing ownership of shares of Merger Sub Common Stock shall thereafter evidence ownership of such shares of capital stock of the Surviving Corporation.

Section 2.08 Exchange Procedures.

(a) Paying Agent. The Stockholder Representative (or any financial institution designated by the Stockholder Representative) shall act as paying agent (the “Paying Agent”) in effecting the payment of the Class B Redemption Consideration and the Merger Consideration to each Stockholder, in each case in accordance with this Article 2, who has delivered, in respect of the Redeemed Class B Common Stock and Company Common Stock, a duly executed letter of transmittal in the form attached hereto as Exhibit B (the “Letter of Transmittal”).

(b) Payment of Class B Redemption Consideration and Merger Consideration; Delivery of Letters of Transmittal at the Closing. At the Closing and as contemplated by Section 2.04(e), Parent shall pay, by wire transfer of immediately available funds to an account designated by the Paying Agent (which designated account, and the wire instructions therefor, shall be provided to Parent no later than three (3) Business Days prior to the Closing Date) an aggregate amount equal to the Class B Redemption Consideration, plus an amount equal to the Merger Consideration minus the Holdback Amount, each as calculated pursuant to Section 2.03. At the Effective Time and except as otherwise provided in Section 2.08(c), the Paying Agent shall deliver the consideration payable to each Stockholder as set forth in Section 2.07 who has delivered a duly executed Letter of Transmittal, by wire transfer of immediately available funds to an account designated in writing by such Stockholder to the Paying Agent prior to the Closing. With respect to any Stockholder, the portion of the Merger Consideration receivable by such Stockholder under this Agreement shall be aggregated for all Company Common Stock held by such Stockholder, as applicable, and following such aggregation any fractional cents shall be rounded to the nearest whole cent. Stockholder Representative shall ensure that the Merger Consideration Schedule shall be prepared in accordance with, and that payment of the Class B Redemption Consideration and Merger Consideration shall comply in all respects with, the Company Certificate of Incorporation, the Company Stockholder Agreements, or any other Contract between any Company Group Member and any Stockholder.

(c) Delivery of Letters of Transmittal After the Closing. With respect to any Stockholder failing to deliver a Letter of Transmittal to the Paying Agent at or prior to the Closing, the Paying Agent shall promptly thereafter mail to any such Stockholder at the address listed in the Company’s books and records instructions for delivering such Letter of Transmittal in exchange for the payment to such Stockholder of the consideration to which he, she or it is entitled under Section 2.07. Upon delivery to the Paying Agent of such appropriate Letter of Transmittal, the Paying Agent shall deliver to the Stockholder the applicable amounts as set forth in Section 2.07.

(d) No Interest Accrual; Conditions to Payment. No interest will be paid or accrued on the amounts payable upon the delivery of the Letters of Transmittal. If payment is to be made to a Person other than the Person in whose name the surrendered Company Common Stock registered, it shall be a condition of payment that the Person requesting such payment shall pay any transfer or similar Taxes required by reason of the payment to a Person other than the holder of record or shall establish to the satisfaction of the Paying Agent that such Tax has been paid or is not applicable. Until the respective Letter of Transmittal is delivered with respect to any share of Redeemed Class B Common Stock or Company Common Stock, such share of Company Common Stock shall represent for all purposes only the right to receive payment of the amounts specified in Section 2.07 in respect of such share of Redeemed Class B Common Stock and Company Common Stock, as applicable.

(e) Unclaimed Funds. Any portion of the funds deposited with the Paying Agent which remains undistributed to the Stockholders for one (1) year after the Effective Time shall be delivered to the Surviving Company for all purposes, and any Stockholder who has not theretofore complied with this Section 2.08 shall thereafter look only as a general claimant to the Surviving Company for payment of the sums to which such Stockholder is entitled pursuant to this Agreement.

(f) No Liability. Neither Parent nor the Surviving Company shall be liable to any Stockholder for any cash delivered by the Paying Agent or the Surviving Company in good faith to the appropriate Governmental Authority pursuant to an applicable abandoned property, escheat or similar law.

(g) No Further Ownership Rights in Company Common Stock; Transfer Books. After the Effective Time, there shall be no further registration of transfers on the Surviving Company’s equity transfer books of any Company Common Stock that was outstanding immediately prior to the Effective Time. At the Effective Time, the equity transfer books of the Company shall be closed.

(h) Withholding Rights. Notwithstanding anything in this Agreement to the contrary, Parent shall be entitled to deduct and withhold, or shall be entitled to cause the Paying Agent to deduct and withhold, such amounts as may be required under the Code or any provision of federal, state, local or foreign Tax law to be deducted and withheld from the consideration otherwise payable to any Stockholder pursuant to this Agreement. To the extent that amounts are so deducted and withheld by Parent and paid over to the appropriate Taxing authority, such deducted and withheld amounts shall be treated for all purposes of this Agreement as having been paid to such Stockholder in respect of which such deduction and withholding was made by Parent, and Parent shall disburse such deducted or withheld amounts to the applicable Tax authority.

Section 2.09 Appraisal Rights. Each issued and outstanding share of Company Common Stock that is held by a Stockholder who has not voted in favor of the Merger or consented thereto in writing or executed an enforceable waiver of appraisal rights to the extent permitted by Applicable Law and, in the case of any Person required to have exercised appraisal rights under Section 262 of the DGCL as of the Effective Time of the Merger in order to preserve such rights, with respect to which appraisal rights under the DGCL have been properly exercised, will not be converted into the right to receive any portion of the applicable Merger Consideration and will be converted into the right to receive payment from the Surviving Corporation with respect thereto as provided by the DGCL, unless and until the Stockholder of any such share of Company Common Stock will have failed to perfect or will have effectively withdrawn or lost his, her or its right to appraisal and payment under the DGCL, in which case such share of Company Common Stock will thereupon be deemed, as of the Effective Time, to have been cancelled and retired and to have ceased to exist and been converted into the right to receive, upon surrender of such certificate in accordance with Section 2.08, a portion, without interest, in accordance with this Agreement, of the Merger Consideration payable with respect to such share of Company Common Stock. From and after the Effective Time, no Stockholder who has demanded appraisal rights will be entitled to vote his, her or its shares of Company Common Stock for any purpose or to receive payment of dividends or other distributions on his, her or its shares of Company Common Stock (except dividends or other distributions payable to Stockholders of record at a date prior to the Effective Time, or dividends that accrued thereon prior to the Effective Time). Shares of Company Common Stock for which appraisal rights have been properly exercised, and not subsequently withdrawn, lost or failed to be perfected, are referred to herein as “Dissenting Shares.” For the avoidance of doubt, nothing in this Agreement shall be construed as a waiver of the drag along rights contained in Section 3 of the Stockholders Agreement.

Section 2.10 Further Action. If, at any time after the Effective Time, any further action is determined by Parent to be necessary or desirable to carry out the purposes of this Agreement or to vest the Surviving Corporation and its Subsidiaries or Parent with full right, title and possession of and to all rights and property of Merger Sub and the Company, the officers and directors of the Surviving Corporation and its Subsidiaries and Parent shall be fully authorized (in the name of Merger Sub and in the name of the Company) to take such action.

Section 2.11 Release of Holdback Amount. Parent shall deliver to the Paying Agent, for further distribution to the Stockholders as a portion of the Class B/C Merger Consideration as set forth in the Merger Consideration Schedule, (x) on the six (6) month anniversary of the Closing Date, an amount equal to the Holdback Amount, without interest, less any amounts by which the Holdback Amount has been claimed by Parent to satisfy any of the Stockholder Indemnifying Parties’ indemnification obligations with respect to Covered Claims pursuant to and in accordance with Section 10.03(b)(iii)(A)(2) on or prior to the date that is six (6) months after the Closing Date (the “Claim Deadline”) (y) if, following the Claim Deadline, there are multiple Covered Claims, upon satisfaction of any Covered Claim after the Claim Deadline, that portion of the Holdback Amount that is no longer subject to any remaining Covered Claims; and (z) twenty-four (24) months after the Closing Date (the “Release Date”), any portion of the Holdback Amount which has not already been disbursed to the Paying Agent in accordance with this Section 2.11, or disbursed in satisfaction of Covered Claims pursuant to and in accordance with Section 10.03(b)(iii)(A)(2).

ARTICLE 3.

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

Except as set forth in the Disclosure Schedule, the Company represents and warrants to Parent and Merger Sub:

Section 3.01 Corporate Existence and Power.

(a) Each of the Company and its Domestic Subsidiaries is a corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware, and each of the Company and its Domestic Subsidiaries has all corporate power and all governmental Permits required to carry on the Business as now conducted. Each of the Company and its Domestic Subsidiaries is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary to conduct the Business, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(b) Digital India is a corporation duly incorporated, validly existing and in good standing under the applicable laws of India, and Digital India has all corporate power and all governmental Permits required to carry on the Business as now conducted. Digital India is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary to conduct the Business, except where the failure to be so qualified or in good standing, individually or in the aggregate, would not reasonably be expected to have a Material Adverse Effect.

(c) The Company has made available to Parent accurate and complete copies of: (i) the certificate of incorporation and bylaws of each Company Group Member, including all amendments thereto, (ii) the stock records of each of the Company, Fandango Intermediate, and Digital India since incorporation, (iii) the stock records of Digital Insight since February 6, 2007, (iv) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of each of the Company, Fandango Intermediate, and Digital India since incorporation and of the Board of Directors, and all committees thereof, of each of the Company, Fandango Intermediate, and Digital India since incorporation, and (v) the minutes and other records of the meetings and other proceedings (including any actions taken by written consent or otherwise without a meeting) of Digital Insight since August 1, 2013 and Digital Insight’s Board of Directors and all committees thereof. Since August 1, 2013, (y) there has not been any material violation of any of the provisions of the certificate of incorporation and bylaws of any Company Group Member, including all amendments thereto and (z) no Company Group Member has taken any action that is inconsistent with any resolution adopted by such Company Group Member’s Board of Directors or any committee thereof.

Section 3.02 Corporate Authorization.

(a) The Company has all necessary power and authority to enter into and to perform its obligations under this Agreement and the other Transaction Documents to which it is a party; and the execution, delivery and performance by the Company of this Agreement and the other Transaction Documents to which it is a party have been duly authorized by all necessary corporate action. Each of this Agreement and each other Transaction Document to which the Company is a party constitutes the legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies. The affirmative vote of the Class B Majority in Interest is the only vote of the holders of any of the Company capital stock necessary to adopt this Agreement and thereby approve the Merger and the other transactions contemplated hereby, which approval, once delivered, shall be irrevocable (such irrevocable approval, the “Stockholder Approval”).

(b) The Company Board of Directors has (i) unanimously determined that this Agreement and the transactions contemplated hereby and the other Transaction Documents to which the Company is a party are fair to, advisable and in the best interests of the Company and the Stockholders, (ii) unanimously approved and adopted this Agreement and the transactions contemplated hereby and the other Transaction Documents to which the Company is a party and (iii) unanimously resolved to recommend adoption of this Agreement and the other Transaction Documents to which the Company is a party and approval of the Merger and the other transactions contemplated hereby by the Stockholders.

Section 3.03 Governmental Authorization. The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority or Card Association other than (i) the filing of the Certificate of Merger and appropriate documents with the relevant authorities of other states in which the Company is qualified to do business, (ii) compliance with any applicable requirements of (A) the HSR Act and (B) any other applicable Competition Law, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act, and any other applicable U.S. state or federal securities laws and (iv) any actions or filings the absence of which would not have, individually or in the aggregate, a Material Adverse Effect.

Section 3.04 Non-contravention. The execution, delivery and performance by the Company of this Agreement and the consummation of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the Company Certificate of Incorporation or bylaws of the Company, (ii) assuming compliance with the matters referred to in Section 3.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, (iii) except as set forth on Section 3.04(iii) of the Disclosure Schedule, other than the Stockholder Approval and the matters referred to in Section 3.03, require any consent or other action by any Person under, constitute a default, or an event that, with or without notice or lapse of time or both, would constitute a default, under, or cause or permit the termination or cancellation of any Material Contract or (iv) result in the creation or imposition of any Lien, other than Permitted Liens, on any asset of the Business, except, with respect to the above-described clauses, for any such contraventions, conflicts, violations, breaches, defaults, Liens or other occurrences, which, individually or in the aggregate, would not reasonably be expected to be material.

Section 3.05 Capitalization; Subsidiaries; Indebtedness; Transaction Expenses.

(a) The authorized capital stock of the Company consists of 750,000 shares of Class A Common Stock, 125,000,000 of Class B Common Stock and 125,000,000 shares of Class C Common Stock. As of (i) the date hereof and (ii) other than with regard to Restricted Company Shares repurchased pursuant to Section 5.06 or Company Securities issued after the date hereof and not prohibited by Section 5.01 hereof, the Closing Date, the outstanding capital stock of the Company consists of 522,744.8 shares of Class A Common Stock, 97,637,926.6 of Class B Common Stock and zero shares of Class C Common Stock.

(b) All outstanding shares of Company Capital Stock have been duly authorized and validly issued and are fully paid and nonassessable.

(c) Except as set forth on Section 3.05(c) of the Disclosure Schedule, there are no outstanding (i) shares of capital stock or other equity securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or other equity securities of the Company or (iii) options, warrants, subscriptions or other rights to acquire from the Company, or other obligation of the Company to issue, any capital stock, other equity securities or securities convertible into or exchangeable for capital stock or other equity securities of the Company (the items in clauses (i), (ii) and (iii) being referred to collectively as the “Company Securities”).

(d) Except as set forth on Section 3.05(d)(i) of the Disclosure Schedule, the Company has no Subsidiaries. Except as set forth on Section 3.05(d)(ii) of the Disclosure Schedule each outstanding share of capital stock of or other equity interest in each of the Company’s Subsidiaries is owned by a Company Group Member. All outstanding shares of capital stock of the Company’s Subsidiaries have been duly authorized and validly issued and are fully paid and nonassessable. Except as set forth on Section 3.05(d) of the Disclosure Schedule, there are no outstanding (i) shares of capital stock or other equity securities of the Company’s Subsidiaries, (ii) securities of any of the Company’s Subsidiaries convertible into or exchangeable for shares of capital stock or other equity securities of such Subsidiary of the Company or (iii) options, warrants, subscriptions or other rights to acquire from any Subsidiary of the Company, or other obligation of such Subsidiary to issue, any capital stock, other equity securities or securities convertible into or exchangeable for capital stock or other equity securities of such Subsidiary.

(e) Except as set forth on Section 3.05(e) of the Disclosure Schedule, the Company Group does not have any Indebtedness.

(f) As of the Closing Date, the Company has paid in full, or will pay in full simultaneously with the Closing and pursuant to Section 2.04, the Closing Repaid Indebtedness and all Transaction Expenses.

Section 3.06 Financial Statements; Accounts Receivable and Payable.

(a) Section 3.06(a) of the Disclosure Schedule contains (i) audited balance sheets, statements of operations, statements of invested equity, statements of cash flows and notes to financial statements (together with any supplementary information thereto) of the Company Group as of and for the fiscal years ended July 31, 2012 and July 31, 2013 (the “Audited Financial Statements”), (ii) a statement setting forth the summary balance sheet of the Company Group as of September 30, 2013 (the “Latest Balance Sheet”), and (iii) a statement setting forth the related statement of operations for the two-month period ended September 30, 2013, (together with the Latest Balance Sheet, collectively the “Interim Financial Statements”)(the Interim Financial Statements and the Audited Financial Statements are collectively referred to herein as the “Financial Statements”).

(b) The Financial Statements: (i) have been prepared in accordance with GAAP, except for the matters set forth on Section 3.06(b) of the Disclosure Schedule, and, in the case of the Interim Financial Statements, except for: (A) normal and customary year-end adjustments, which are not material in the aggregate; and (B) the omission of accompanying notes that are required to be included under GAAP, and; (ii) are derived from the audited consolidated financial statements of Indigo for each as of and for the fiscal years ended July 31, 2013 and July 31, 2012 and the unaudited consolidated financial statements of the Company Group as of and for the two-month period ended September 30, 2013; and (iii) fairly present in all material respects the financial condition and results of operations of the Business as of the relevant dates and for the periods covered thereby in accordance with GAAP, subject to the limitations in clause (i).

(c) Except as set forth on Section 3.06(c) of the Disclosure Schedule, all accounts and notes receivable reflected on the Latest Balance Sheet (net of allowances for doubtful accounts as reflected thereon and as determined in accordance with GAAP consistently applied) are or shall be valid receivables arising in the ordinary course of business and are or shall be current and collectible at the aggregate recorded amount therefor as shown on the Latest Balance Sheet

(net of allowances for doubtful accounts as reflected thereon and as determined in accordance with GAAP consistently applied). Except as set forth on Section 3.06(c) of the Disclosure Schedule, no Person has any Liens on such receivables or any part thereof (other than Permitted Liens), and no agreement for deduction, free goods, discount or other deferred price or quantity adjustment has been made with respect to any such receivables.

Section 3.07 Absence of Certain Changes. Except as a result of the closing of the Prior Acquisition or as set forth on Section 3.07 of the Disclosure Schedule, between August 1, 2013 and the date of this Agreement, the Business has been conducted in the ordinary course consistent with past practices. Without limiting the generality of the foregoing, except as set forth on Section 3.07 of the Disclosure Schedule, between August 1, 2013 and the date of this Agreement, there has not been:

(a) any event, occurrence, development or state of circumstances or facts that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;

(b) any amendment of the certificate of incorporation or bylaws (or similar governing documents) of any Company Group Member;

(c) any splitting, combination or reclassification of any shares of Company Common Stock or declaration, setting aside or payment of any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any Company Securities, or redemption, repurchase or other acquisition or offer to redeem, repurchase, or otherwise acquire any Company Securities;

(d) (i) any issuance, delivery or sale, or authorization of the issuance, delivery or sale of, any shares of any Company Securities or (ii) amendment of any term of any Company Security (in each case, whether by merger, consolidation or otherwise);

(e) any (i) incurrence of any capital expenditures or any obligations or liabilities in respect thereof by any Company Group Member related to the Business, in excess of the aggregate amount contemplated by the Company’s existing budget for annual capital expenditures for fiscal year 2014 previously made available to Parent or (ii) delay in any planned capital expenditure in any material respect;

(f) any intentional delay or postponement of payment of any accounts payable or commissions or any other liability or obligation, any agreement or negotiation with any party to extend the payment date of any accounts payable or commissions or any other liability or obligation or acceleration of the collection of (or discount of) any accounts or notes receivable;

(g) any acquisition (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, of any assets, securities, properties, interests or businesses other than in the ordinary course of business;

(h) any sale, lease or other transfer or disposition by the Company Group of, or creation or incurrence of any Lien on, any material assets, securities or properties of the Company Group, other than Permitted Liens and sales and non-exclusive licenses of products or services in the ordinary course of business consistent with past practice;

(i) any abandonment, lapse or loss of rights in, any Company IP;

(j) any loss, damage or destruction to its properties or assets, whether or not covered by insurance and whether or not in the ordinary course of business, in an aggregate amount in excess of $250,000;

(k) the making by any Company Group Member of any loans, advances or capital contributions to, or investments in, any other Person, except for advances made to directors, officers and employees in an amount not exceeding $10,000 to any individual in the ordinary course of business consistent with past practice or inter-company advances;

(l) the incurrence, creation, assumption or otherwise becoming liable by any Company Group Member for any Indebtedness or assumption, guaranty, endorsement or otherwise becoming liable or responsible for the Indebtedness of any other Person (other than intercompany indebtedness);

(m) the entering into, amendment or modification in any material respect or termination of any Material Contract or the waiver, release or assignment of any material rights, claims or benefits with respect to any Material Contract;

(n) except as required by Applicable Law, (i) any material increase in benefits payable under any existing severance or termination pay policy or employment agreement with any Business Employee, (ii) the entering into of any material employment, deferred compensation or other similar agreement with any Business Employee, (iii) the establishment, adoption or amendment in any material respect of any Employee Plan, in any case, that establishes or increases compensation or benefits for any Business Employee in any material respect, or (iv) any material increase in compensation or benefits payable to any Business Employee;

(o) any hiring of any new Business Employees, other than employees with a title below director hired in the ordinary course of business consistent with past practice;

(p) any termination of any officer-level Business Employee, holding a title of director or above, other than for reasonable cause;

(q) any grant of material refunds, credits, rebates or other allowances by any Company Group Member to any end user, customer, reseller or distributor, in each case, other than in the ordinary course of business consistent with past practice;

(r) any change in the methods of accounting or accounting practices of the Company Group, except as required by concurrent changes in GAAP, as agreed to by its independent public accountants;

(s) any settlement, or offer or proposal to settle any Proceeding or claim directly involving the Business or against the Company Group (other than any Proceeding involving a settlement of $200,000 or less as its sole remedy); or

(t) any (i) making or changing of any material Tax election; (ii) filing of any material amended Tax Return; (iii) settlement or compromise of any claim, notice, audit report or assessment in respect of any material Tax; (iv) failure to pay any Tax when due and payable (including any required estimated Tax payments); or (v) surrender any right to claim a refund of Taxes.

Section 3.08 No Undisclosed Liabilities. Except for those liabilities and obligations (a) as reserved and reflected in the Latest Balance Sheet, (b) incurred in the ordinary course of business consistent with past practice since the date of the Latest Balance Sheet, or (c) as set forth in Section 3.08 of the Disclosure Schedule, the Company Group has no liabilities or obligations of a type required to be reflected on the face of a balance sheet of the Company prepared in accordance with GAAP.

Section 3.09 Material Contracts.

(a) Section 3.09(a) of the Disclosure Schedule contains a complete and accurate list of each of the following Business Contracts (a Business Contract responsive to any of the following categories being hereinafter referred to as a “Material Contract”):

(i) any Real Property Lease providing for annual rentals of $100,000 or more;

(ii) any Business Contract pursuant to which any material Intellectual Property Rights or Technology have been licensed to any Company Group Member (other than Business Contracts for commercial off-the-shelf software or standard commercial service offerings that are generally available on standard terms, in each case for aggregate license fees of $200,000 or less);

(iii) any Business Contract pursuant to which any material Company IP has been licensed to a third party by a Company Group Member;

(iv) any Business Contract imposing a non-compete, exclusivity or any other material restriction on the right or ability of a Company Group Member, or, after the Effective Time, the right or ability of the Surviving Corporation, to conduct the Business (other than non-solicitation covenants entered into the ordinary course of the business consistent with past practice);

(v) any collective bargaining agreement or similar agreement with any labor union;

(vi) any Business Contract that is a cross-license agreement, concurrent use agreement, consent to use agreement or standstill agreement relating to the Business;

(vii) any Business Contract with a Significant Customer;

(viii) any Business Contract with a Significant Provider;

(ix) any Business Contract with any Business Employee providing for (A) severance, change-in-control or retention benefits to such Business Employee, or (B) the increase or acceleration of benefits to such Business Employee payable as a result of the Merger (or any termination of employment following the Merger) or (C) aggregate payments in any calendar year in excess of $200,000, in each case, other than offer letters in the ordinary course of business for at-will employment and participation in Employee Plans;

(x) any material value added reseller, distribution, or reseller Business Contract providing for the distribution or resale of any Product for which the Business has received any revenues in calendar year 2013;

(xi) any Business Contract imposing “most favored nation” or similar pricing terms on any Company Group Member or grants exclusive rights, rights of first refusal, rights of first negotiation, or similar rights to any Person;

(xii) any partnership, joint venture or similar Business Contract or any Business Contract relating to ownership of or investments in any business or enterprise;

(xiii) any Business Contract relating to Indebtedness in excess of $100,000 or the deferred purchase price of property in excess of $100,000 (in either case, whether incurred, assumed, guaranteed or secured by any asset);

(xiv) any Business Contracts pursuant to which one or more of the Company Group Members have advanced or loaned any other Person amounts exceeding $50,000 in the aggregate;

(xv) any Business Contract under which (A) any Person has directly or indirectly guaranteed any liabilities or obligations of the Company Group in connection with the Business or (B) any Company Group Member has directly or indirectly guaranteed liabilities or obligations of any other Person (in each case other than endorsements for the purposes of collection in the ordinary course of business);

(xvi) any Business Contract for the sale or other disposition of any material assets of the related to the Business, other than sales of inventory and non-exclusive licenses entered into in the ordinary course of business.

(xvii) any Business Contract reflecting a settlement of any threatened or pending Proceeding, other than (A) releases immaterial in nature or amount entered into with former Business Employees or consultants or independent contractors of the Business in the ordinary course of business in connection with the routine cessation of such employee’s or independent contractor’s employment or engagement with any Company Group Member or (B) settlement agreements for cash only (which has been paid) and which does not exceed $200,000 as to such settlement;

(xviii) any Business Contract relating to the creation of any Lien, other than Permitted Liens, with respect to any material asset owned by a Company Group Member; and

(xix) any Business Contract with any Governmental Authority or Card Association.

(b) The Company has made available to Parent accurate and complete copies of all written Material Contracts identified in Section 3.09(a) of the Disclosure Schedule, including all amendments thereto. Section 3.09(a) of the Disclosure Schedule provides an accurate description of the terms of each Material Contract identified in Section 3.09(a) of the Disclosure Schedule that is not in written form.

(c) Each Material Contract is a valid and binding agreement of the applicable Company Group Member and is in full force and effect, and the applicable Company Group Member is and, to the Knowledge of the Company, no other party thereto is in default or breach in any material respect under the terms of any such Contract, and, to the Knowledge of the Company, no event has occurred, that (with or without notice or lapse of time) will, or would reasonably be expected to, (i) result in a material violation or breach of any of the provisions of any Material Contract, (ii) give any Person the right to declare a default or exercise any remedy under any Material Contract, (iii) give any Person the right to accelerate the maturity or performance of any Material Contract or (iv) give any Person the right to cancel or terminate for cause any Material Contract.

Section 3.10 Compliance with Applicable Laws; Licenses and Permits.

(a) The Business is, and has at all times since June 30, 2010 been, operated in material compliance with, and to the Knowledge of the Company, no Company Group Member is, and at no time since June 30, 2010 has any Company Group Member been, under investigation with respect to or threatened to be charged with or given notice of any material violation of, any Applicable Law in connection with the Business, except in each case as would not reasonably be expected to be material to the Business. No examination by any Governmental Authority or Card Association has resulted, or is reasonably likely to result, in material adverse findings or any requirement or order to implement material remedial actions.

(b) A Company Group Member has, and at all times since August 2, 2013 has had, all consents, licenses, permits, registrations, accreditations franchises, certificates, qualifications, provider numbers, rights, privileges, consents, waivers, approvals, authorizations or orders of any Governmental Authority or third party (collectively, the “Permits”), and has made all necessary filings required under Applicable Law, necessary to operate the Business in accordance with Applicable Laws and otherwise to conduct the Business, except where the failure to have any Permits, individually or in the aggregate, would not reasonably be expected to be material to the Business. No Company Group Member is in material breach of or default under any Permit. The applicable Company Group Member is in compliance with all requirements to maintain all Permits and no Governmental Authority or Card Association has disclosed any intent to, or has prohibited or otherwise limited or imposed restrictions applicable to any Permit. All material Permits will be available and be in full force and effect for the benefit of the Business and the Company Group through and immediately after the Closing.

Section 3.11 Litigation.

(a) As of the date of this Agreement, except as set forth in Section 3.11 of the Disclosure Schedule, since June 30, 2011 there has been no Proceeding directly related to the Business pending against any Company Group Member, and (to the Knowledge of the Company), since June 30, 2011, no Person has threatened in writing to commence any Proceeding against the Business that, individually or in the aggregate, if determined adversely to the applicable Company Group Member, as the case may be, would reasonably be expected to be material to the Business, and since June 30, 2011 no material Proceeding has been brought against the Company by any current or former Business Employee.

(b) As of the date of this Agreement, there is no material order, writ, injunction, directive, restriction, judgment, settlement or decree (collectively, “Orders”) to which a Company Group Member is subject or which restricts in any material respect the ability of a Company Group Member to conduct the Business.

Section 3.12 Real Property. The Company Group does not own any real property. Section 3.12 of the Disclosure Schedule lists each address of each real property occupied by any Company Group Member (the “Business Real Property”). Section 3.12 of the Disclosure Schedule sets forth a true and complete list of all leases, subleases, licenses or other occupancy agreements or arrangements relating to the Business Real Property (each, a “Real Property Lease”) (including all amendments, extensions, renewals, guaranties and other agreements with respect thereto). Except as set forth on Section 3.12 of the Disclosure Schedule, with respect to each of the Real Property Leases: (i) such Real Property Lease is legal, valid, binding, enforceable and in full force and effect; (ii) the applicable Company Group Member is not and to the Knowledge of the Company, no other party thereto, in breach or default under such Real Property Lease, and no event has occurred or circumstance exists which, with the delivery of notice, the passage of time or both, would constitute such a breach or default, or permit the termination, modification or acceleration of rent under such Real Property Lease; and (iii) no Company Group Member has subleased, licensed or otherwise granted any Person the right to use or occupy such Business Real Property or any portion thereof. The Business Real Property comprises all of the real property used or intended to be used, or otherwise related to, the Business.

Section 3.13 Properties.

(a) Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, (i) the Company Group has valid and subsisting ownership interests in, or in the case of leased property and assets, has valid leasehold interests in, all personal property used in the Business, free and clear of all Liens, other than Permitted Liens and (ii) to the Knowledge of the Company, the equipment used in the Business by the Company Group has no material defects, is in good operating condition and repair and has been reasonably maintained consistent with standards generally followed in the industry (giving due account to the age and length of use of same, ordinary wear and tear excepted), and is adequate and suitable for the operation of the Business.

(b) The property and assets owned, leased or licensed by the Company Group, or which the Company Group otherwise has the right to use constitute all of the property and assets owned, leased or licensed by the Company Group for the operation of the Business as currently conducted, and as were used to produce the results shown in the Financial Statements (except to the extent of sales of Inventory in the ordinary course of operating the Business), in each case other than as provided in Section 3.13(b) of the Disclosure Schedule.

For the avoidance of doubt, nothing in this Section 3.13(b) shall be construed as a representation or warranty with respect to the infringement, misappropriation or other violation of the Intellectual Property Rights of any Person, which matters shall be exclusively governed by Section 3.14.

Section 3.14 Intellectual Property.

(a) Immediately prior to the Closing, the Company Group owns all right, title, and interest to and in the Company IP free and clear of any Liens (other than Permitted Liens and any licenses granted pursuant to the Material Contracts listed in Section 3.09(a) of the Disclosure Schedule or non-exclusive licenses otherwise granted in the ordinary course of business). Immediately after the Closing, the Company Group shall own all right, title, and interest to and in the Company IP free and clear of any Liens (other than Permitted Liens and any licenses granted pursuant to the Material Contracts listed in Section 3.09(a) of the Disclosure Schedule or non-exclusive licenses otherwise granted in the ordinary course of business) and, to the Knowledge of the Company, the Company Group shall have a valid and enforceable right under and/or to use or otherwise exploit and access all other Technology and Intellectual Property Rights used in connection with the Business.

(b) All employees and independent contractors of each Company Group Member that developed or created material elements of the Company IP have signed a proprietary information and inventions agreement or consulting agreement containing proprietary information, confidentiality and assignment provisions that provide for (i) the non-disclosure by such employees and independent contractors of any confidential information of the Business, and (ii) the assignment of all of their rights in such Company IP, including, as applicable, all Intellectual Property Rights therein. Without limiting any other provision of this Agreement, to the Knowledge of the Company, no employee or independent contractor of any Company Group Member owns or has any right to any Intellectual Property Rights developed on behalf of the Company Group, except for any moral rights or other similar non-transferrable rights, nor to the Knowledge of the Company has any employee or independent contractor made any assertions with respect to any alleged ownership or rights thereto.

(c) Section 3.14(c) of the Disclosure Schedule identifies as of the date of this Agreement each item of Registered IP and the jurisdiction in which such item of Registered IP has been registered or filed and the applicable application, registration, or serial or other similar identification number and date. The Company Group (or, before the Prior Acquisition Date, Indigo on behalf of a Company Group Member) has made all filings and payments and has taken all other actions required to be made or taken to maintain each item of Company IP that is Registered IP in full force and effect by the applicable deadline and otherwise in accordance with all Applicable Laws. No interference, opposition, reissue, reexamination or other similar proceeding is pending in which any Registered IP is being contested or challenged.

(d) Except as set forth in Section 3.14(d) of the Disclosure Schedule, to the Knowledge of the Company, (i) no Person has infringed, misappropriated, diluted or otherwise violated any Company IP or is currently infringing, misappropriating, diluting or otherwise violating any Company IP, and (ii) neither the Company Group nor the conduct of the Business infringes, dilutes, misappropriates, or otherwise violates, any Intellectual Property Right of any other Person. No claim or Proceeding alleging that the Company Group or the operation of the Business has infringed, misappropriated, or otherwise violated any Intellectual Property Right of any other Person is pending or threatened in writing against any Company Group Member, and except as set forth in Section 3.14(d) of the Disclosure Schedule, since June 30, 2011, the Company Group has not received any allegations of infringement, misappropriation, dilution or violation of copyrights or patents, or unsolicited offers to license any patent rights, in each case relating to the Business from another Person. Since June 30, 2011, except as set forth in Section 3.14(d) of the Disclosure Schedule, no Person (including any customer or licensee of any Company Group Member) has requested or demanded in writing that a Company Group Member indemnify such Person with respect to a claim of infringement, misappropriation, dilution or other violation of Intellectual Property Rights asserted by any other Person.

(e) Each Company Group Member (or, before the Prior Acquisition Date, Indigo on behalf of a Company Group Member) has taken commercially reasonable steps to preserve the confidentiality of their trade secrets that constitute Company IP. No Company Group Member has a duty or obligation to deliver or license any Source Code for any Company Software to any escrow agent for the benefit of any other Person. To the Knowledge of the Company, no event has occurred that will, or could reasonably be expected to, result in the delivery or license of any Source Code for the Company Software to any other Person who is not, as of the date of this Agreement, an employee or contractor of the Company Group.

(f) No Company Software is subject to any “copyleft” or other obligation or condition (such as under the GNU Public License, Lesser GNU Public License, or Mozilla Public License) that requires any Company Group Member as part of the operation of the Business as currently conducted to (i) to disclose, license, or distribute any Source Code for any portion of any Company Software or any other Company IP, or (ii) grant to licensees the right to make derivative works or other modifications to any portion of any Company Software.

(g) Except for license keys, usage verification mechanisms, or similar mechanisms used in conjunction therewith, the Company Group has taken reasonable efforts to ensure that all Products are free of any disabling codes or instructions, timer, copy protection device, clock, counter or other limiting design or routing and any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” or other similar programs, software routines or hardware components that permit unauthorized access or the unauthorized disablement or erasure of such Products (or any part thereof) or data or other software of users or otherwise cause them to be incapable of being used in the manner for which they were designed.

(h) To the Knowledge of the Company, there has been no unauthorized access, theft, or disclosure of any Source Code of any Product. To the Knowledge of the Company, there are no vulnerabilities associated with any Product, including any in-process versions, that would reasonably be expected to have a Material Adverse Effect.

(i) The IT System is adequate for the operation of the Business and is sufficient for its current function, operation and purposes. With respect to the IT System: (i) the Company Group has a commercially reasonable disaster recovery plan in place, (ii) to the Knowledge of the Company, there have been no material successful unauthorized intrusions or breaches of the security of the IT System and there have not been any material malfunctions that have not been remedied or replaced in all material respects, or any material unplanned downtime or service interruption, (iii) with respect to IT Systems owned or controlled by any Company Group Member, the Company Group has implemented or is in the process of implementing (or in the exercise of reasonable business judgment have determined that implementation is not yet in the best interest of the Company Group) in a timely manner any and all security patches or security upgrades that are generally available for the IT System, and (iv) with respect to IT Systems owned or controlled by any Company Group Member. the IT System and the security, use and operation thereof meets the requirements of all Applicable Laws, any applicable Card Association Rules, and the requirements necessary for the Company Group to maintain any permits and certifications necessary to conduct the Business as currently conducted.

(j) Each Company Product licensed to third parties is capable of performing in accordance with its user documentation in all material respects when properly installed and used. No Company Group Member has received any unresolved written claims from third parties and, to its Knowledge, is not aware of any unwritten claims from third parties, that any Products or services that have been licensed, provided or performed by any Company Group Member to or for such third parties were in any material respect not in conformity with the terms and requirements of all applicable warranties and other contracts and with all Applicable Laws, except where the same would not have a Material Adverse Effect.

(k) The Company Group maintains policies and procedures regarding data security, privacy, data transfer and the use of data that are commercially reasonable and that are designed to ensure that the Company Group and the operation of the Business is in compliance with all Applicable Law and Card Association Rules applicable to the Business. The Company Group and the operation of the Business is and has been in material compliance with all such policies and procedures and all Applicable Laws and applicable Card Association Rules with respect to data security, privacy, transfer and use. No Company Group Member has given, or has been required under Applicable Law or any applicable Card Association rules to give, notice to any customer, supplier, Card Association, Governmental Authority, data subject or other Person of any actual or alleged data security breaches or data security failures or noncompliance pursuant to any Applicable Law, Card Association Rule or Contract. To the Knowledge of the Company, there has been no material unauthorized access to, use, loss, or breaches of the security of any personal information, payment card information, confidential or proprietary data or any other such information collected, maintained or stored by or on behalf of any Company Group Member.

Section 3.15 Significant Customers; Significant Providers.

(a) The Company Group has not received, during the 12 months prior to the date of this Agreement, any written notice that any of its top 50 active customers of the Business based on total revenue for the fiscal year ended July 31, 2013 and estimates of total revenue for the three (3) months ended October 31, 2013 as set forth on Section 3.15(a) of the Disclosure Schedule (the “Significant Customers”) intends to terminate or substantially reduce (other than reductions in the number of users in the ordinary course of business of such Significant Customer) its business with the Company Group, and no such Significant Customer has terminated or substantially reduced (other than reductions in the number of users in the ordinary course of business of such Significant Customer) its business with the Company Group in the 12 months immediately preceding the date of this Agreement.

(b) The Company Group has not received, during the 12 months prior to the date of this Agreement, any written notice that any of its top five (5) active suppliers or providers of the Company Group based on volume of costs of purchases for the fiscal year ended July 31, 2013 and estimates of volume of costs of purchases for the three (3) months ended October 31, 2013 as set forth on Section 3.15(b) of the Disclosure Schedule (the “Significant Providers”) intends to terminate or substantially reduce its business with the Company Group, and no such Significant Provider has terminated or substantially reduced its business with the Company Group in the 12 months immediately preceding the date of this Agreement.

Section 3.16 Tax Matters.

(a) Each Company Group Member has timely filed (or had filed on its behalf) with the appropriate Tax authorities all Tax Returns required to be filed. All such Tax Returns are complete and accurate in all material respects. All Taxes due and owing by each Company Group Member (whether or not shown on any Tax Returns) have been paid. No Company Group Member is currently the beneficiary of any extension of time within which to file any material Tax Return. No claim has been made during the last three years by a Tax authority or other Governmental Authority in a jurisdiction where a Company Group Member does not file Tax Returns that such Company Group Member is required to file a Tax Return or may be subject to Tax by that jurisdiction.

(b) The unpaid Taxes of any Company Group Member did not, as of the date of the Latest Balance Sheet, exceed the reserve for Tax liability (excluding any reserve for deferred Taxes established to reflect timing differences between book and Tax income) set forth on the Latest Balance Sheet. Since July 31, 2013, no Company Group Member has incurred any liability for Taxes outside the ordinary course of business or otherwise inconsistent with past custom and practice (other than pursuant to the consummation of the transactions under the Prior Acquisition Agreement).

(c) All Taxes required to be withheld or collected by (or on behalf of) any Company Group Member have been withheld and collected and, to the extent required by Applicable Law, timely paid to the appropriate Governmental Authority.

(d) No deficiencies for Taxes with respect to any Company Group Member have been claimed, proposed or assessed by any Tax authority or other Governmental Authority that have not been settled. There are no pending or, to the Knowledge of the Company, threatened audits, assessments or other actions for or relating to any liability in respect of Taxes of any Company Group Member. No Company Group Member has waived any statute of limitations in respect of any Taxes or agreed to any extension of time with respect to any material Tax assessment or deficiency.

(e) There are no Liens (other than Permitted Liens) for Taxes upon any property or asset owned by any Company Group Member.

(f) No Company Group Member has been a party to a transaction that is or is substantially similar to a “reportable transaction,” as such term is defined in Treasury Regulations Section 1.6011-4(b)(1).

(g) Each Company Group Member has properly collected and remitted sales and similar Taxes with respect to sales made to its customers.

(h) No Company Group Member is subject to Tax in any jurisdiction other than the United States by virtue of (i) having a permanent establishment or other place of business or (ii) having a source of income in that jurisdiction.

(i) No Company Group Member be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any: (i) change in method of accounting for a taxable period ending on or prior to the Closing Date (including any adjustment under Section 481 of the Code); (ii) “closing agreement” as described in Code Section 7121 (or any corresponding or similar provision of state, local or foreign income Tax law) executed on or prior to the Closing Date; (iii) any use of an improper method of accounting for a taxable period ending on or prior to the Closing Date; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received or deferred revenue accrued on or prior to the Closing Date; or (vi) election under Code Section 108(i).

(j) Since August 1, 2013, no Tax has been claimed, proposed or assessed of a Company Group Member as the result of an obligation to contribute to the payment of any Tax of any person other than a Company Group Member under Treasury Regulations section 1.1502-6 (or any similar provision of state, local or foreign law).

(k) No Company Group Member has any obligation to contribute to the payment of any Tax as a transferee or successor, by contract (including any tax sharing agreement), indemnity or otherwise (other than (i) any customary agreements with customers, vendors, lenders, lessors or the like entered into in the ordinary course of business, (ii) property Taxes payable with respect to properties leased, or (iii) any other agreements for which Taxes is not the principal subject matter).

(l) Each agreement, contract, plan or other arrangement that is a “nonqualified deferred compensation plan” subject to Section 409A of the Code to which a Company Group Member is a party (collectively, a “Plan”) has been maintained and operated in compliance with the requirements of Section 409A(a)(2), (3), and (4) of the Code and the Treasury Regulations and Internal Revenue Service guidance issued thereunder, or an available exemption therefrom, and no amounts paid or payable by any Company Group Member under any such Plan has been or would reasonably be expected to be subject to the interest and additional tax set forth under Section 409A(a)(1)(B) of the Code.

(m) With respect to any shares of stock of any Company Group Member for which the holder is eligible to make an election under Section 83(b) of the Code, such election has been made.

Section 3.17 Employees and Employee Benefit Plans.

(a) Section 3.17(a) of the Disclosure Schedule sets forth an accurate and complete list(i) , as of the date of this Agreement, of the names, titles, employment start dates from Indigo (and credited service dates), annual base salary or hourly wages, as applicable, and bonus, incentive or commission opportunity of all Business Employees, and (ii) as of November 1, 2013, the accrued vacation time for each Business Employee.

(b) Section 3.17(b) of the Disclosure Schedule sets forth an accurate and complete list identifying each “employee benefit plan,” as defined in Section 3(3) of ERISA, each material employment, severance or similar Contract (excluding any at-will offer of employment letters, confidentiality agreements and invention assignment agreements) and each other plan, policy or Contract (written or oral) providing for compensation, benefits, bonuses, commission, profit-sharing, stock option or other stock related rights or other forms of compensatory equity or incentive or deferred compensation, vacation benefits, paid-time-off, insurance (including any self-insured arrangements), health or medical benefits, welfare benefits, employee assistance program, disability or sick leave benefits, workers’ compensation, supplemental unemployment benefits, severance benefits, change of control payments, post-employment benefits, pension or retirement benefits, or fringe benefits which is maintained, administered or contributed to by the Company Group and covers any Business Employee, or with respect to which the Company Group has any material liability (collectively, the “Employee Plans”).

(c) With respect to each Employee Plan, the applicable Company Group Member has made available to Parent true, current, correct and complete copies, as applicable, of the plan document and the most recent summary plan description; any related trust agreements, insurance contracts, administrative services agreements or similar agreements; for any plan that is intended to qualify under Section 401(a) of the Code, a copy of the most recent Internal Revenue Service (“IRS”) determination letter or, if a prototype plan, an opinion letter covering the plan; and any filing, correspondence or notice to or from the IRS or Department of Labor.

(d) Each Employee Plan has been established, maintained and (if applicable) funded in compliance in all material respects with its terms and with the applicable requirements of ERISA and the Code. Each Employee Plan intended to be qualified under Section 401(a) of the Code has received a favorable determination letter or is entitled to rely on a favorable opinion letter from the Internal Revenue Service, and, to the Knowledge of the Company, nothing has occurred that could reasonably be expected to adversely affect the qualification of such plan.

(e) No Company Group Member sponsors, maintains or contributes to, or has, within the past six years, sponsored, maintained or contributed to, or has any fixed or contingent liability with respect to, (i) any defined benefit pension plan subject to Title IV of ERISA or Section 412 of the Code, or (ii) any “multiemployer plan” (as defined in Section 3(37) of ERISA).

(f) Except as set forth on Section 3.17(f) of the Disclosure Schedule, no Company Group Member has any liability or obligation with respect to the provision of post-retirement or post-termination medical, health, or life insurance or other welfare-type benefits for any current or former Business Employee (other than in accordance with COBRA and for which the beneficiary pays the entire premium cost). Each Company Group Member has complied and is in compliance in all material respects with the requirements of COBRA. No Company Group Member has any liability as a result of at any time being considered a single employer under Section 414 of the Code with any Person, other than a Company Group Member.

(g) Except as set forth on Section 3.17(g) of the Disclosure Schedule, the execution, delivery of this Agreement by the Company and the performance of this Agreement by each Company Group Member and the consummation by each Company Group Member of the transactions contemplated by this Agreement will not (alone or in combination with any other event) result in (i) an increase in the amount of compensation or benefits, or the acceleration of the vesting or timing of payment of any compensation or benefits, in either case, payable to or in respect of any current or former Business Employee or (ii) any increased or accelerated funding obligation with respect to any Employee Plan.

(h) There is no Contract covering any Business Employee that, as the result of the transactions contemplated by this Agreement, either individually or together with any other such Contracts, will or could reasonably be expected to, give rise directly or indirectly to the payment of any amount that would be characterized as a “parachute payment” within the meaning of Section 280G(b)(2) of the Code. There is no Contract by which any Company Group Member is bound that requires any Company Group Member to compensate any Business Employee for excise taxes paid pursuant to Section 4999 of the Code or Taxes under Code Section 409A.

(i) No Company Group Member is a party to or subject to, or is currently negotiating in connection with entering into, any collective bargaining agreement or similar contract, understanding or agreement with a labor union, works council or similar organization, nor, to the Knowledge of the Company, have there been any attempts to organize the Business Employees. Since June 30, 2010, there has been no labor strike, walkout, work stoppage or other material labor dispute pending against any Company Group Member with respect to any Business Employees. No Company Group Member has implemented any layoffs or facility closures causing any Company Group Member to incur any liability or obligation under the Workers Adjustment and Retraining Notification Act of 1988, as amended, or any other similar state or local Applicable Law. No Business Employee has informed the Company Group of his/her intention to terminate his/her employment with any Company Group Member.

Section 3.18 Environmental Matters. Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) each Company Group Member is now and since June 30, 2010 has been in compliance with all Environmental Laws and each Company Group Member has and is in compliance with, and since June 30, 2010 has had and been in compliance with all Environmental Permits necessary for the conduct and operation of the Business and occupancy of the Business Real Property, (b) there is not now and has not been any Hazardous Substances generated, treated, stored, transported, disposed of, released, or otherwise existing on, under, about, or emanating from or to, any property currently or formerly owned, leased, operated or used by the Company Group, or any other location, and no Person has been exposed to any Hazardous Substance, except in compliance with, and as would not result in liability under, all applicable Environmental Laws, (c) no Company Group Member has received any written notice of alleged liability for, or any inquiry or investigation regarding, any release or threatened release of Hazardous Substances or liability under, alleged violation of, or non-compliance with, any Environmental Law, and (d) the Company has furnished to Parent and Merger Sub copies of all material environmental audits, assessments and reports, and other documentation materially bearing on environmental, health or safety liabilities of any Company Group Member, which are in its possession or reasonable control.

Section 3.19 Finders’ Fees. Except as set forth in Section 3.19 of the Disclosure Schedule, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of the Company Group or its Affiliates who might be entitled to any fee or commission from the Company Group or its Affiliates in connection with the transactions contemplated by this Agreement.

Section 3.20 Certain Transactions. Except as set forth in Section 3.20 of the Disclosure Schedule, no Company Group Member is indebted, directly or indirectly, to any of its Affiliates, employees, directors or officers or to any member of their respective immediate families in any amount whatsoever, except for Indebtedness to employees for accrued salaries, bonuses and other employee benefits not yet payable or for reasonable business expenses actually incurred. Except as set forth in Section 3.20 of the Disclosure Schedule, none of the Affiliates, employees, directors or officers of any Company Group Member, nor any member of their respective immediate families, is party to any Contract or transaction with or indebted, directly or indirectly, to any Company Group Member or, to the Knowledge of the Company, has any direct or indirect ownership interest in any firm or business entity with which any Company Group Member has a material business relationship (other than the ownership of five percent (5%) or less of the outstanding voting securities of any such firm or business entity or ownership interests of the Company or its Affiliates).

Section 3.21 No Other Representations and Warranties. Except for the representations and warranties of the Company contained in this Article 3 or the Disclosure Schedule, each of Parent and Merger Sub acknowledges and agrees that neither the Company nor any other Person makes any other express, implied or statutory representation or warranty with respect to the Business, the Company Group, the transactions contemplated hereby or otherwise. Except for the representations and warranties contained in this Article 3 or the Disclosure Schedule, the Company and its Representatives hereby disclaim all liability and responsibility for any representation, warranty, projection, forecast, statement, or information made, communicated, or furnished (orally or in writing) to Parent or its Affiliates or Representatives (including any opinion, information, projection, or advice that may have been or may be provided to Parent by any Representative of the Company, any Stockholder or any of their respective Affiliates or Representatives). Neither the Company nor any other Person makes any representations or warranties to Parent or Merger Sub regarding the probable success or profitability of the Company Group or the Business.

ARTICLE 4.

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company that:

Section 4.01 Corporate Existence and Power. Each of Parent and Merger Sub is a corporation duly incorporated, validly existing and in good standing under the Applicable Laws of its jurisdiction of incorporation. Since the date of its incorporation, Merger Sub has not engaged in any activities other than in connection with or as contemplated by this Agreement.

Section 4.02 Corporate Authorization. Each of Parent and Merger Sub has all necessary power and authority to enter into and to perform its obligations under this Agreement and the other Transaction Documents to which it is a party; and the execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the other Transaction Documents to which it is a party have been duly authorized by all necessary action on the part of Parent and Merger Sub, as applicable. Each of this Agreement and each of the other Transaction Documents to which it is a party constitutes the legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms, subject to (i) laws of general application relating to bankruptcy, insolvency and the relief of debtors and (ii) rules of law governing specific performance, injunctive relief and other equitable remedies.

Section 4.03 Governmental Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Authority, other than (i) the filing of a certificate of merger with respect to the Merger with the Delaware Secretary of State, (ii) compliance with the HSR Act and any other Competition Law, (iii) compliance with any applicable requirements of the Securities Act, the Exchange Act and any other U.S. state or federal securities laws or the laws of any national securities exchange and (iv) any actions or filings the absence of which would not be reasonably expected to materially impair the ability of Parent and Merger Sub to consummate the transactions contemplated by this Agreement.

Section 4.04 Non-contravention. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby do not and will not (i) contravene, conflict with, or result in any violation or breach of any provision of the certificate of incorporation or bylaws of Parent or Merger Sub or (ii) assuming compliance with the matters referred to in Section 4.03, contravene, conflict with or result in a violation or breach of any provision of any Applicable Law, except, with respect to the above-described clauses, for any such contraventions, conflicts, violations, breaches, defaults, Liens or other occurrences, which, individually or in the aggregate, would not reasonably be expected to be material.

Section 4.05 Financial Capability; Solvency. On the Closing Date, Parent will have proceeds of the Financing, cash, available lines of credit or other sources of immediately available funds sufficient to pay the Merger Consideration and the Class B Redemption Consideration and to perform all other financial obligations of Parent contemplated by this Agreement on the Closing Date. Parent has delivered to the Company a true and complete copy of the executed Financing Letter. As of the date of this Agreement, the Financing Letter has not been amended or modified in any manner prior to the date of this Agreement. Neither Parent nor any of its Affiliates has entered into any agreement, side letter or other commitment or arrangement relating to the financing of the Class B Redemption Consideration and the Merger Consideration or the transactions contemplated by this Agreement, other than those which do not impact the conditionality or the amount of Financing that will be available on the Closing Date. As of the date of this Agreement, the respective commitments contained in the Financing Letter have not been withdrawn or rescinded in any respect. The Financing Letter is in full force and effect and represents a valid, binding and enforceable obligation of Parent and each other party thereto, to provide the financing contemplated thereby subject only to the satisfaction or waiver of the conditions set forth in the tenth paragraph thereof and, subject to the qualification that such enforceability may be limited by bankruptcy, insolvency, reorganization or other laws of general application relating to or affecting rights of creditors. As of the date of this Agreement, Parent has fully paid (or caused to be paid) any and all commitment fees and other amounts that are due and payable on or prior to the date of this Agreement, in each case, in connection with the Financing. No event has occurred which, with or without notice, lapse of time or both, would constitute a breach or default on the part of Parent or, to the knowledge of Parent, any other party thereto under the Financing Letter that would (i) result in any of the conditions in the Financing Letter not being satisfied or (ii) otherwise result in the Financing not being available on the Closing Date; provided that Parent is not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties set forth in Article 3 hereof, or compliance by the Company with its obligations hereunder. Parent has no reason to believe that it or, to the knowledge of Parent, any other party thereto, will be unable to satisfy on a timely basis any condition precedent to the Financing required to be satisfied for the Financing to be available on the Closing Date; provided that Parent is not making any representation or warranty regarding the effect of any inaccuracy of the representations and warranties set forth in Article 3 hereof, or compliance by the Company with its obligations hereunder. There are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than the conditions set forth in the tenth paragraph of the Financing Letter. The only conditions precedent or other contingencies related to the funding of the Financing on the Closing Date that will be included in the debt financing documents shall be the conditions contained in the Financing Letter. Parent has no reason to believe that (i) any of the conditions set forth in the Financing Letter will not be satisfied or (ii) the Financing will not be made available to Parent on the Closing Date in the event that the conditions set forth in the tenth paragraph of the Financing Letter are satisfied. Parent understands and acknowledges that under the terms of this Agreement, the obligations of Parent and Merger Sub to consummate the Merger are not in any way contingent upon or otherwise subject to the consummation by Parent or Merger Sub of any financing arrangements, the obtaining by Parent or Merger Sub of any financing or the availability, grant, provision or extension of any financing to Parent or Merger Sub.

Section 4.06 Finders’ Fees. Except as set forth on Section 4.06 of the Disclosure Schedule, there is no investment banker, broker, finder or other intermediary that has been retained by or is authorized to act on behalf of Parent or Merger Sub who might be entitled to any fee or commission from Parent, Merger Sub or any of their Affiliates in connection with the transactions contemplated by this Agreement.

Section 4.07 Due Diligence Investigation. Parent has had an opportunity to discuss the Business and the management, operations and finances of the Company Group with the Representatives and Affiliates of the Company Group, and has had an opportunity to inspect the facilities of the Company Group and the Business. Parent has conducted its own independent investigation of the Company Group. In making its decision to execute and deliver this Agreement and to consummate the transactions contemplated by this Agreement, Parent has relied solely upon the representations and warranties of the Company set forth in the Transaction Documents (and acknowledges that such representations and warranties are the only representations and warranties made by the Company) and has not relied upon any other information provided by, for or on behalf of the Company, any Stockholder or their Representatives, to Parent in connection with the transactions contemplated by this Agreement. Parent has entered into the transactions contemplated by this Agreement with the understanding, acknowledgement and agreement that no representations or warranties, express or implied, are made with respect to future prospects (financial or otherwise) of the Company Group or the Business. Parent acknowledges that, except as expressly provided in Article 3, no current or former Representative or Affiliate of the Company Group or any Stockholder has made or is making any representations, warranties or commitments whatsoever regarding the subject matter of this Agreement, express or implied.

ARTICLE 5.

COVENANTS OF THE COMPANY

Section 5.01 Conduct of the Company. From the date of this Agreement until the Effective Time (the “Pre-Closing Period”), except as set forth in Section 5.01 of the Disclosure Schedule or as permitted by any other provision of this Agreement, unless Parent shall otherwise agree in writing (which agreement shall not be unreasonably withheld, delayed or conditioned, the Company Group shall conduct the Business in the ordinary course and use their commercially reasonable efforts to (i) preserve substantially intact the goodwill and current relationships of any Company Group Member with significant customers, significant suppliers and other Persons with which any Company Group Member has significant business relations with respect to the Business and (ii) preserve substantially intact their business organizations with respect to the Business. Without limiting the generality of the foregoing, except as expressly contemplated by this Agreement or pursuant to the written consent of Parent (which consent shall not be unreasonably withheld, delayed or conditioned), no Company Group Member shall:

(a) amend its certificate of incorporation or bylaws (whether by merger, consolidation or otherwise);

(b) declare, set aside or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any Company Securities, or redeem, repurchase or otherwise acquire or offer to redeem, repurchase, or otherwise acquire any Company Securities; provided, that the Company Group shall be permitted to (i) engage in dividends, sweeps and other transfers in order to ensure that the Company Group shall have no cash or cash equivalents at the Closing and (ii) redeem, repurchase, or otherwise acquire any Restricted Company Shares as contemplated by Section 5.06;

(c) (i) issue, deliver or sell, or authorize the issuance, delivery or sale of, any shares of any Company Securities or (ii) amend any term of any Company Security (whether by merger, consolidation or otherwise), in each case other than the acceleration of the vesting of any Company Securities that are issued and outstanding as of the date of this Agreement;

(d) (i) incur any material capital expenditures related to the Business or any obligations or liabilities in respect thereof, other than capital expenditures contemplated by the Company Group’s existing budget for annual capital expenditures for fiscal year 2014 previously made available to Parent, or (ii) delay any material planned capital expenditures;

(e) intentionally delay or postpone payment of any accounts payable or commissions or any other liability or obligation, or enter into any agreement or negotiation with any party to extend the payment date of any accounts payable or commissions or any other liability or obligation, or accelerate the collection of (or discount) any accounts or notes receivable;

(f) acquire (by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any assets, securities, properties, interests or businesses other than in the ordinary course of business and with an aggregate value not to exceed $500,000;

(g) sell, lease or otherwise transfer or dispose of, or create or incur any Lien, other than Permitted Liens, on any of the material assets, securities, properties or interests of the Business, other than sales of services and non-exclusive licenses of products in the ordinary course of business consistent with past practice;

(h) abandon, or permit to lapse, any Company IP;

(i) make any loans, advances or capital contributions to, or investments in, any other Person, except for advances made to directors, officers and employees in an amount not exceeding $10,000 to any individual in the ordinary course of business consistent with past practice or inter-company advances;

(j) incur, create or assume or otherwise become liable for any Indebtedness in excess of $500,000 in the aggregate or assume, guaranty, endorse or otherwise become liable or responsible for the Indebtedness of another person;

(k) enter into, amend or modify in any material respect or terminate any Material Contract or otherwise waive, release or assign any of its material rights, claims or benefits with respect to any Material Contract, in each case, outside the ordinary course of business consistent with past practice;

(l) except as required by Applicable Law or as expressly permitted by this Agreement, (i) materially increase the benefits payable under any existing severance or termination pay policy or employment agreement with any Business Employee, (ii) enter into any material employment, deferred compensation or other similar agreement with any Business Employee, or (iii) establish, adopt or amend in writing in any material respect any Employee Plan, in any case, that establishes or increases compensation or benefits for any Business Employee outside of the ordinary course of business, that, with respect to all matters covered by this Section 5.01(l)(iii), individually or in the aggregate, obligates the Company Group Members, or any of them, to incur any cost, expense or other liability, individually or in the aggregate, in excess of $100,000;

(m) hire any new Business Employees, other than Business Employees holding a title below director in the ordinary course of business consistent with past practice;

(n) terminate any officer-level Business Employee holding a title of director or above other than for reasonable cause;

(o) grant any material refunds, credits, rebates or other allowances to any customer, reseller or distributor, other than in the ordinary course of business consistent with past practice;

(p) implement any group layoff that would result in the involuntary termination of the employment of any Business Employee; provided, further, that, termination of any Business Employees for performance, including reasonable cause, shall not be a violation of this Section 5.01(p);

(q) change the Company’s methods of accounting or accounting practices, except as required by GAAP;

(r) commence, settle, or offer or propose to settle, any Proceeding involving the Business or against any Company Group Member (other than any Proceeding involving a settlement of $500,000 or less as its sole remedy);

(s) make or change any Tax election; file any amended Tax Return; settle or compromise any claim, notice, audit report or assessment in respect of any Tax; adopt or change any accounting method; fail to pay any Tax when due and payable (including any required estimated Tax payments); surrender any right to claim a refund of Taxes; or consent to any extension or waiver of the limitation period applicable to any Tax claim or assessment;

(t) complete any restructuring with respect to Digital India, which includes undertaking or completing the conversion of the legal form of Digital India;

(u) form or acquire any Subsidiaries except in connection with acquisitions permitted hereunder;

(v) abandon any Permit or allow any Permit to terminate, lapse or expire;

(w) enter into any Contract that, if entered into on or prior to the date hereof, would be required to be disclosed on Section 3.20 of the Disclosure Schedule (but excluding any other Transaction Documents entered into in connection with the Closing); or

(x) agree, resolve or commit to do any of the foregoing with respect to the Business.

Section 5.02 Stockholder Approval. Immediately following the execution of this Agreement, the Class B Majority in Interest shall promptly provide the Stockholder Approval pursuant to a duly authorized and validly executed written consent, which the Class B Majority in Interest shall promptly (but in any event within (1) day of the date of this Agreement) deliver to Parent.

Section 5.03 No Solicitation; Other Offers. Until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, no Company Group Member shall, and each shall cause each of its Representatives not to, directly or indirectly, (i) solicit, initiate or encourage, or take any action to solicit, initiate or encourage any inquiries, announcements or communications relating to, or the making of any submission, proposal or offer that constitutes or that would reasonably be expected to lead to, an Acquisition Proposal, (ii) enter into, participate in, maintain or continue any discussions or negotiations relating to, any Acquisition Proposal with any Person other than Parent, (iii) furnish to any Person other than Parent any information that any Company Group Member believes or should reasonably know would be used for the purposes of formulating any inquiry, expression of interest, proposal or offer relating to an Acquisition Proposal, or take any other action regarding any inquiry, expression of interest, proposal or offer that constitutes, or would reasonably be expected to lead to, an Acquisition Proposal or (iv) accept any Acquisition Proposal or enter into any agreement, arrangement or understanding providing for the consummation of any transaction contemplated by any Acquisition Proposal or otherwise relating to any Acquisition Proposal. Each Company Group Member shall, and shall cause its Representatives to, immediately cease and cause to be terminated any and all existing activities, discussions or negotiations with any Persons conducted prior to or on the date of this Agreement with respect to any Acquisition Proposal. The Company shall, within two business (2) days after receipt, advise Parent of (A) any formal or informal inquiry, expression of interest, proposal or offer relating to an Acquisition Proposal, (B) the material terms thereto and (C) the identity of the Person or group making such inquiry, expression of interest, proposal or offer.

Section 5.04 Access to Information. From the date of this Agreement until the Effective Time, the Company shall (i) give Parent and its Representatives reasonable access to the offices, properties, books and records, Contracts, commitments, work papers and other documents and information relating to the Company Group or the Business, (ii) furnish to Parent and its Representatives such financial and operating data and other information relating to the Business as such Persons may reasonably request and (iii) instruct Business Employees with knowledge of the Business and counsel and financial advisors of the Company to cooperate with Parent in its investigation of the Business. Any investigation pursuant to this Section 5.04 shall be conducted in such manner as not to interfere unreasonably with the conduct of the Company Group. Notwithstanding the foregoing, the Company Group shall have no obligation to disclose any information the disclosure of which would waive attorney-client privilege or contravene any Applicable Law or Contract entered into prior to the date of this Agreement; provided, that the Company shall use its use commercially reasonable efforts to seek to obtain such third party’s consent to the disclosure of such information and implement requisite procedures to enable the disclosure of such information. Without limiting the foregoing, in the event that the Company does not disclose information in reliance on the preceding sentence, it shall provide notice to Parent that it is withholding such information and shall use its reasonable efforts to communicate to the extent feasible, the applicable information in a way that would not waive such privilege or contravene such Applicable Law or Contract entered into prior to the date of this Agreement. All requests for access to the offices, properties, books and records Contracts, commitments, work papers and other documents and information relating to the Company Group or the Business shall be made to such Representatives of the Company as the Company shall designate, who shall be solely responsible for coordinating all such requests and all access permitted hereunder. It is further agreed that neither Parent nor any of its Representatives shall contact any of the employees, customers (including dealers and distributors), suppliers or joint venture partners of the Company Group regarding the transactions contemplated hereby, whether in person or by telephone, electronic or other mail or other means of communication, without the specific prior authorization of such Representatives of the Company, which authorization shall not be unreasonably withheld or delayed.

Section 5.05 Notices of Certain Events. During the Pre-Closing Period, each party hereto shall promptly notify the other party hereto of the failure of such party or its Representatives, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it pursuant to this Agreement which would reasonably be expected to result in any condition to the obligations of any party to effect the Merger or any other transaction contemplated by this Agreement not to be satisfied. During the Pre-Closing Period, the Company shall have the right to supplement or amend the Disclosure Schedule with respect to any matter hereafter first arising after the delivery of the Disclosure Schedule pursuant to this Agreement and not reasonably foreseeable by the Company Group or its Representatives as of the date of this Agreement; provided, however, that such supplements or amendments to the Disclosure Schedule shall not be deemed to amend or otherwise modify the Disclosure Schedule or the representations and warranties of the Company contained herein; provided, further, that no event, development or occurrence shall be incorporated in, supplement or amend the Disclosure Schedule with respect to any Fundamental Representation for any purpose.

Section 5.06 Repurchase of Restricted Company Shares. The Company shall deliver to each holder of Restricted Company Shares a copy of the information statement reasonably acceptable to Parent and the Company in connection with the offer by the Company to repurchase such Restricted Company Shares from the holder thereof. The Company shall use reasonable best efforts to take all such other actions reasonably necessary to validly repurchase, effective as of immediately prior to the Effective Time, all Restricted Company Shares in accordance with all Applicable Laws and all requirements set forth in applicable Business Contracts and to obtain a release of claims from the holders thereof in their capacity as Stockholders, pursuant to a Redemption Agreement.

Section 5.07 Stockholder Approval; Waiver of Dissenters’ Rights. The Company shall use commercially reasonable efforts to enforce the drag along rights contained in Section 3 of the Stockholders Agreement and to cause the Stockholders to vote for, consent to and raise no objections against, and to waive any dissenters’ rights, appraisal rights or similar rights with respect to the consummation of the transactions contemplated by this Agreement.

Section 5.08 Section 280G Analysis . Stockholder Representative or the Company shall use commercially reasonable efforts to (i) prepare (or cause to be prepared) an analysis of the potential application of Section 280G of the Code to any payments made pursuant to the Merger (the “280G Analysis”), (ii) present the 280G Analysis to Parent for its review at least five (5) Business Days prior to Closing, and (iii) to the extent that the Company determines that Section 280G would apply to any change in control payments, seek to obtain a vote of the Stockholders to be held with respect to such payments.

Section 5.09 Remediation of Special Indemnification Matters. During the Pre-Closing Period, the Company shall use its commercially reasonable best efforts to remediate and mitigate any Damages resulting from, arising out of, or associated with any of the Special Indemnification Matters, and pay in full all liabilities, fees, and other costs and expenses owed to third-parties incurred by any Company Group Member during the Pre-Closing Period in connection with the Company’s compliance with this Section 5.09 (the “Remediation Expenses”). Notwithstanding anything to the contrary contained herein, any actions taken pursuant to this Section 5.09 shall not be deemed a breach of Section 5.01.

ARTICLE 6.

ADDITIONAL COVENANTS OF THE PARTIES

Section 6.01 Appropriate Action; Consents; Filings.

(a) Upon the terms and subject to the conditions of this Agreement, the parties shall use their reasonable best efforts to (i) take, or cause to be taken, all action and do, or cause to be done, all things necessary, proper or advisable under Applicable Law or otherwise to consummate and make effective the transactions contemplated by this Agreement as promptly as practicable, (ii) obtain from any Governmental Authorities any Consents required to be obtained by any party or any of their respective Subsidiaries, or to avoid any action or proceeding by any Governmental Authority (including those in connection with any applicable Competition Law), in connection with the authorization, execution and delivery of this Agreement and the consummation of the transactions contemplated herein, including without limitation the Merger and (iii) as promptly as reasonably practicable, and in any event within ten (10) Business Days after the date hereof, make all necessary filings, and thereafter make any other required submissions, and pay any fees due in connection therewith, with respect to this Agreement and the Merger required under (A) the Exchange Act, and any other applicable federal or state securities laws, (B) the HSR Act and (C) any other applicable Competition Law; provided, that the parties shall cooperate fully with each other in connection with (y) determining whether any action by or in respect of, or filing with, any Governmental Authority is required, in connection with the consummation of the Merger and (z) seeking any such actions, consents, approvals or waivers or making any such filings. The parties shall furnish to each other all information required for any application or other filing under the rules and regulations of any Applicable Law in connection with the transactions contemplated by this Agreement.

(b) The Company shall give (or shall cause its Subsidiaries to give) any notices to third parties, and use, and cause its Subsidiaries to use, their commercially reasonable efforts to obtain any third party consents, (i) necessary, proper or advisable to consummate the transactions contemplated by this Agreement or (ii) required to be disclosed in the Disclosure Schedule, provided, that the parties shall not be required to make any payments in connection with obtaining any such Consents unless expressly required by the terms of a given contract.

(c) Without limiting the generality of anything contained in this Section 6.01, each party hereto shall: (i) give the other party prompt notice prior to the making or commencement of any request, inquiry, investigation, action or Proceeding by or before any Governmental Authority with respect to the Merger or any of the other transactions contemplated by this Agreement, (ii) keep the other party informed as to the status of any such request, inquiry, investigation, action or Proceeding and (iii) promptly inform the other party of any communication to or from the Federal Trade Commission, the Department of Justice or any other Governmental Authority regarding the Merger. Each party hereto will consult and cooperate with the other party and will consider in good faith the views of the other party in connection with any filing, analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with the Merger or any of the other transactions contemplated by this Agreement. In addition, except as may be prohibited by any Governmental Authority or by any Applicable Law, in connection with any such request, inquiry, investigation, action or Proceeding, each party hereto will permit authorized Representatives of the other party to be present at each meeting or conference relating to such request, inquiry, investigation, action or legal proceeding and to have access to and be consulted in connection with any document, opinion or proposal made or submitted to any Governmental Authority in connection with such request, inquiry, investigation, action or legal proceeding.

(d) Each of the parties shall (i) cooperate and coordinate with the other in the making of any filings or submissions that are required to be made under any applicable Competition Laws or requested to be made by any Governmental Authority in connection with the transactions contemplated by this Agreement, (ii) supply the other or its outside counsel with any information that may be required or requested by any Governmental Authority in connection with such filings or submissions, (iii) supply any additional information that may be required or requested by the Federal Trade Commission, the Department of Justice or other Governmental Authorities in which any such filings or submissions are made under any applicable Competition Laws as promptly as practicable, (iv) use their reasonable best efforts to cause and act in a manner to effect the expiration or termination of the applicable waiting periods under any applicable Competition Laws as soon as reasonably practicable and (v) take, or cause to be taken, all actions and do, or cause to be done, all things necessary, proper or advisable to consummate and make effective the transactions contemplated hereby, including using their reasonable best efforts to resolve such objections, if any, as the Federal Trade Commission, the Department of Justice, or any other Governmental Authority or Person may assert under any applicable Competition Laws with respect to the transactions contemplated hereby, and to avoid or eliminate each and every impediment under any Applicable Law that may be asserted by any Governmental Authority with respect to the Merger so as to enable the transactions contemplated hereby to be consummated.

Section 6.02 Confidentiality; Public Announcements.

(a) Each of the parties hereby acknowledges and agrees to continue to be bound by the Mutual Nondisclosure and Nonuse Agreement dated as of September 24, 2013, by and between the Company and Parent (as amended from time to time, the “Confidentiality Agreement”).

(b) Each of the parties agrees that no public release or announcement concerning the transactions contemplated hereby shall be issued by any party without the prior written consent of the Company and Parent (which consent shall not be unreasonably withheld or delayed), except as such release or announcement may be required by Applicable Law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental body to which the relevant party is subject, in which case the party required to make the release or announcement shall use its reasonable efforts to allow the other party reasonable time to comment on such release or announcement in advance of such issuance, provided, that, no further approval shall be necessary for any additional release or disclosure of information identical or similar to that previously approved by the other party. The parties agree that neither party will issue a press release announcing the execution and delivery of this Agreement prior to the approval of such press release by each of the Company and Parent.

Section 6.03 Access to Records and Personnel.

(a) From and after the Closing until the third (3rd) anniversary of the Closing, Parent shall provide, or cause to be provided, to the Stockholder Representative and its Representatives (each on behalf of the Stockholders), as soon as reasonably practicable after written request therefor and at the Stockholder Representative’s sole expense, reasonable access (including using commercially reasonable efforts to give access to third parties possessing information), during normal business hours, to Parent’s Representatives (including the Surviving Corporation and its Subsidiaries) and to any books, records, documents, files and correspondence in the possession or under the control of Parent that any Stockholder reasonably needs (i) to comply with reporting, disclosure, filing or other requirements, in each case arising from the transactions contemplated by this Agreement, imposed on the requesting Party (including under Applicable securities Laws) by a Governmental Authority having jurisdiction over the requesting party in connection with the transactions contemplated hereby, (ii) for use in any other judicial, regulatory, administrative or other Proceeding or in order to satisfy audit, accounting, claims, regulatory, litigation or other similar requirements, in each case arising from the transactions contemplated by this Agreement, or (iii) to comply with its obligations under this Agreement; provided, however, that Parent shall not be required to provide access to or disclose information where such access or disclosure (y) is related to any claim against Parent or its Affiliates (including any claim for indemnification) or (z) would violate any Applicable Law or Contract, or waive any attorney-client or other similar privilege, and Parent may redact information regarding itself or its Affiliates or otherwise not relating to a Stockholder or its Affiliates, and, in the event such provision of information could reasonably be expected to violate any Applicable Law or Contract or waive any attorney-client or other similar privilege, Parent shall take commercially reasonable measures to permit the compliance with such obligations in a manner that avoids any such harm or consequence.

(b) Except as otherwise provided in this Agreement, any information owned by Parent or its Representatives (including the Surviving Corporation and its Subsidiaries) that is provided to the Stockholder Representative pursuant to this Section 6.03 shall be deemed to remain the property of Parent or the applicable Representative. Unless specifically set forth herein, nothing contained in this Agreement shall be construed as granting or conferring rights of license or otherwise in any such information.

(c) Except as otherwise provided herein, each party shall use commercially reasonable efforts to retain the books, records, documents, instruments, accounts, correspondence, writings, evidences of title and other papers relating to the Business (the “Books and Records”) in such party’s respective possession or control for three (3) years following the Closing Date. Following the expiration of such period, either party may destroy or otherwise dispose of any Books and Records; provided, that, prior to such destruction or disposal such party complies with any obligation with respect thereto under the Prior Acquisition Agreement.

(d) Without limiting the representations of the Company set forth in Article 3, no party shall have any liability to any other party in the event that any information exchanged or provided pursuant to Section 6.03 is found to be inaccurate. No party shall have any liability to any other party if any information is destroyed or lost after reasonable commercial efforts by such party to comply with the provisions of Section 6.03(c).

(e) From and after the Closing until the fifth (5th) anniversary thereof, unless otherwise required by Applicable Law or the rules and regulations of any stock exchange or quotation services on which such party’s stock is traded or quoted, each party shall hold confidentially, and shall cause its Affiliates and Representatives to hold confidentially, all information furnished or made available by a party (the “Provider”) to the other party (the “Receiver”) pursuant to this Section 6.03 and the terms of this Agreement and the other Transaction Documents which is not otherwise publicly disclosed as required by Applicable Law (all such information being referred to as “Confidential Information”). The parties shall, and shall direct their Representatives to, use the Confidential Information only in connection with the performance of this Agreement or as otherwise contemplated hereby. Information furnished or made available pursuant to this Section 6.03 shall not include such information which (i) is or becomes generally available to the public other than as a result of a disclosure by the Receiver or its Representatives in violation of this Agreement, (ii) becomes available to the Receiver or its Representatives on a non-confidential basis from a Person other than the Provider or its Representatives who is not known by the Receiver to be bound by a confidentiality agreement with the Provider or any or its Representatives, or is not known by the Receiver to be under an obligation to the Provider or any of its Representatives not to transmit the information to the Receiver, (iii) was in the possession of the Receiver prior to disclosure by the Provider or its Representatives (provided, that any information regarding the Business in the possession of the Stockholder Representative or any Stockholder prior to the Closing Date shall not be subject to this provision) or (iv) is developed by the Receiver independent of any Confidential Information provided hereunder (provided, that any information regarding the Business in the possession of the Stockholder Representative or any Stockholder prior to the Closing Date shall not be subject to this provision). Nothing in this Section 6.03 shall affect Parent’s right in the Business following the Closing. In the event that the Receiver or any of its Representatives are required by Applicable Law or the rules and regulations of any stock exchange or quotation services on which such party’s stock is traded or quoted to disclose any Confidential Information, the Receiver shall provide the Provider with prompt notice of such request or requirement in order to enable the Provider to: (i) seek an appropriate protective order or other remedy, (ii) consult with the Receiver with respect to the Provider’s taking steps to resist or narrow the scope of such request or legal process or (iii) waive compliance, in whole or in part, with the terms of this Section 6.03(e). In the event that such protective order or other remedy is not obtained, or the Provider waives compliance, in whole or in part, with the terms of this Section 6.03(e), the Receiver or its Representative, as the case may be, shall disclose only that portion of the Confidential Information that the Receiver is advised in writing by its legal counsel is legally required to be disclosed and to ensure that all Confidential Information that is so disclosed will be accorded confidential treatment.

(f) Nothing in this Section 6.03 shall require any party to violate any agreement with any third parties regarding the confidentiality of confidential and proprietary information or of customer information; provided, however, that in the event that any party is required under this Section 6.03 to disclose any such information, that party shall provide notice of the basis for any such potential violation and use commercially reasonable efforts to seek to obtain such third party’s consent to the disclosure of such information and implement requisite procedures to enable the disclosure of such information.

Section 6.04 Employee Matters.

(a) Each of Parent and its Affiliates shall continue to employ each Business Employee with (i) the same general location of employment as of immediately prior to the Closing (which, in any event, shall not be more than 50 miles from such Business Employee’s location of employment as of immediately prior to the Closing) until at least December 31, 2014; (ii) substantially the same responsibilities as such Business Employee’s responsibilities as of immediately prior to the Closing until at least December 31, 2014; (iii) a base salary or hourly wage rate, as applicable, and non-equity-based incentive compensation opportunities that are at least equal to that provided to such Business Employee as of immediately prior to the Closing until at least December 31, 2014; and (iv) employee benefits (including health, welfare and retirement benefits but excluding any equity-based compensation, defined benefit pension benefits and nonqualified retirement benefits) that are substantially comparable in the aggregate to those provided to the Business Employees as of immediately prior to the Closing until at least July 31, 2014; provided, however, nothing in this Agreement shall prevent Parent or any Company Group Member from terminating the employment of any employee of any Company Group Member at any time and for any or no reason.

(b) With respect to any 401(k), severance or vacation benefit plans, programs or arrangements maintained by Parent or its Affiliates in which Business Employees are eligible to participate after the Closing, Parent shall, and shall cause its Affiliates to, provide each Business Employee with full credit for all service recognized by any Company Group Member and its Affiliates and predecessors prior to the Closing for purposes of determining eligibility to participate, vesting and benefit accruals (other than benefit accruals under any defined benefit pension plan); provided that such service shall not be recognized to the extent such recognition would result in a duplication of benefits. Parent shall, and shall cause its Affiliates to, use commercially reasonably efforts to waive all limitations as to preexisting conditions exclusions and waiting periods with respect to participation and coverage requirements applicable to the Business Employees under any Parent Employee Plan that is a health benefit plan that such employees may be eligible to participate in after the Closing Date and in the plan year in which the Closing Date occurs, other than limitations or waiting periods that are already in effect with respect to such employees and that have not been satisfied as of the Closing Date under any health benefit plan maintained for the Business Employees immediately prior to the Closing Date. The Company shall use commercially reasonable efforts to provide Parent with a list of the credited services dates and accrued vacation time as of the date of this Agreement with respect to each Business Employees promptly after the date of this Agreement.

(c) Prior to the Closing, neither Parent nor the Stockholder Representative nor any Company Group Member (including their Affiliates) shall issue any communication (including any electronic communication) to any Business Employee concerning any Employment Matter without the prior approval of Parent and the Company, which approval shall not be unreasonably withheld. The parties shall mutually consider and agree to the contents, scope, form and timing of any such communications with the Business Employees on all matters relating to, arising out of or resulting from this Agreement, other than matters that relate to any Business Employee in his or her capacity as a Stockholder (the “Employment Matters”); provided, that, any restrictions relating to communications concerning any Employment Matters shall not apply to (x) routine questions and answers between employees (e.g., between an employee and his or her supervisor) or (y) communications that are materially consistent with communications previously agreed to by the parties. At any time following the parties’ agreement in accordance with the preceding sentence, Parent and the Company will, upon reasonable invitation by the other party, participate in any communication sessions relating to Employment Matters organized by the parties (the “Employee Sessions”). Without limiting the foregoing, the parties agree that at all times prior to Closing (i) they shall consult with each other prior to either or both parties carrying out any Employee Sessions or otherwise effecting any communications to the Business Employees relating to Employment Matters and (ii) neither party shall make any representations (on behalf of itself or the other party) to Business Employees relating to any Employment Matters.

(d) With respect to any accrued but unused vacation time as of the Closing Date to which any Business Employee is entitled pursuant to the Company Group’s vacation time policy immediately prior to the Closing Date, Parent shall, or shall cause its Affiliates to, allow such Business Employee to use such accrued but unused vacation time. In addition, until December 31, 2014 Parent shall, or shall cause its Affiliates to, credit each Business Employee with the amount of sick leave to which the Business Employee is entitled pursuant to the Company Group’s sick leave policy immediately prior to the Closing Date, towards his or her sick leave for purposes of the sick leave policy maintained by Parent or one of its Affiliates, as applicable.

(e) The parties acknowledge and agree that all provisions contained in this Section 6.04 with respect to Business Employees are included for the sole benefit of the respective parties and shall not create any right in any other Person, including any employees or former employees of the Company Group, any participant in any Employee Plan or any beneficiary thereof or any right to employment or continued employment with Parent (or any of its Affiliates), nor require Parent or any of its Affiliates to establish, adopt, continue or amend any Parent Employee Plan or other benefit or compensation plan, program, agreement, contract, policy or arrangement on or after the Closing Date for Business Employees, nor limit the ability of Parent or any of its Affiliates (including, following the Closing, the Company Group) to amend, modify or terminate any benefit or compensation plan, program, agreement, contract, policy or arrangement at any time assumed, established, sponsored or maintained by any of them, nor create any right to a particular term or condition of employment with Parent or any of its Affiliates, nor prohibit or in any way limit the right of Parent or any of its Affiliates to terminate the employment of any employee at any time and for any or no reason.

Section 6.05 Director and Officer Liability and Indemnification.

(a) For a period of six (6) years after the Closing, Parent shall cause the Surviving Corporation and any of its Subsidiaries to cause Company’s and each of its Subsidiaries’ certificate of incorporation or bylaws (or equivalent governing document) to contain provisions relating to the exculpation or indemnification of any officers and/or directors that are at least as favorable as the provisions relating to the exculpation or indemnification of any officers and/or directors contained in the Company’s and each of its Subsidiaries’ certificate of incorporation or bylaws (or equivalent governing document) in effect immediately prior to the Effective Time (unless required by Applicable Law), it being the intent of the parties that the officers and directors of the Company and its Subsidiaries since August 1, 2013 will continue to be entitled to such exculpation and indemnification to the full extent permitted by Applicable Law, subject to and in accordance with the Company’s or any of its Subsidiaries’ certificate of incorporation or bylaws in effect immediately prior to the Effective Time and any indemnity agreements between the Company and such officers and directors.

(b) At the Closing, Parent will cause the Company to obtain and maintain one or more irrevocable “tail” insurance policies (the “D&O Tail Policies”) naming the D&O Indemnitees as direct beneficiaries with a claims period of at least six (6) years from the Closing Date from an insurance carrier with the same or better credit rating as the Company’s current insurance carrier with respect to directors’ liability insurance in an amount and scope at least as favorable as the Company’s existing policies with respect to matters existing or occurring at or prior to the Closing Date; provided that the aggregate annual premium for such “tail” insurance policy shall not exceed $75,000 (such amount, the “Maximum Annual Premium”); further provided, that if such aggregate annual premium exceeds the Maximum Annual Premium, the Company shall be required to cause the Company to buy at least that level of coverage which can be purchased for the Maximum Annual Premium. Parent will bear the fees and expenses of purchasing the D&O Tail Policies; provided, however, that in satisfying its obligations hereunder Parent and the Company shall not be obligated to pay annual premiums in the aggregate in excess of the Maximum Annual Premium.

(c) In the event that all or substantially all of the assets of the Surviving Corporation are sold, whether in one transaction or a series of transactions, then Parent and the Surviving Corporation will, and in each such case, ensure that the successors and assigns of the Surviving Corporation assume the obligations set forth in this Section 6.05. The provisions of this Section 6.05(c) will apply to all of the successors and assigns of the Surviving Corporation.

(d) The obligations of Parent, the Surviving Corporation and their Subsidiaries under this Section 6.05 shall not be terminated or modified in such a manner as to adversely affect any Person to whom this Section 6.05 applies without the consent of such affected Person.

Section 6.06 Financing Cooperation.

(a) Parent shall use its reasonable best efforts to arrange the Financing as promptly as practicable following the date of this Agreement and shall consummate the Financing on or prior to the Closing Date, including, but not limited to, by: (i) maintaining in effect the Financing Letter; (ii) participation by senior management of Parent in, and assistance with, the preparation of customary rating agency presentations and meetings with rating agencies relating to such arrangement of loans; (iii) causing the Financing to be consummated upon satisfaction of the applicable conditions; (iv) satisfying on a timely basis all conditions set forth in the Financing Letter required for the Closing Date; (v) negotiating, executing and delivering definitive agreements with respect to the Financing that reflect the terms contained in the Financing Letter (including any “market flex” provisions related thereto) or on such other terms acceptable to Parent and its financing sources; and (vi) in the event that the conditions set forth in Sections 8.01 and 8.02 and the conditions expressly set forth in the tenth paragraph of the Financing Letter (as in effect on the date hereof) have been satisfied or, upon funding would be satisfied, causing the financing providers to fund the full amount of the Financing. Parent shall give the Company prompt notice of any actual breach, repudiation or threatened or anticipated breach or repudiation by any party to the Financing Letter of which Parent or its Affiliates becomes aware relating to the obligation to fund the Financing. Without limiting Parent’s other obligations under this Section 6.06, if any portion of the Financing becomes unavailable, Parent shall (i) immediately notify the Company of such unavailability and the reasons therefore known to Parent, (ii) use reasonable best efforts to obtain Alternate Financing and consummate the transactions contemplated by this Agreement on the Closing Date, and (iii) use reasonable best efforts to obtain, and when obtained, provide the Company with a true and complete copy of, a new financing commitment that provides for such Alternate Financing; provided, that any such Alternate Financing shall (x) comply with all limitations on amendments, modifications and replacements of the Financing set forth in this Section 6.06, (y) the amount of such Alternate Financing shall be at least an amount sufficient to pay the Class B Redemption Consideration, the Merger Consideration and all fees, costs and expenses necessary to consummate the transactions contemplated by this Agreement and (z) such Alternate Financing shall not contain conditions to the receipt of the funds from such Alternate Financing that are materially less favorable in the aggregate to Parent than the conditions of the Financing that such Alternate Financing is replacing. Neither Parent nor any of its Affiliates shall amend, modify, supplement, restate, assign, substitute or replace the Financing Letter except for (i) substitutions and replacements pursuant to the immediately preceding sentence and (ii) amendments, modifications, supplements, restatements, assignments, substitutions or replacements which (A) do not reduce the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount unless the Financing is increased by a corresponding amount or the Financing is otherwise made available to fund such fees or original issue discount) or (B) do not impose new or additional conditions or otherwise expand, amend or modify any other provision of the Financing Letter, in a manner that would reasonably be expected to (x) materially delay or prevent or make less likely the funding of the Financing (or satisfaction of the conditions to the Financing) on the Closing Date or (y) adversely impact the ability of Parent, Merger Sub or the Company, as applicable, to enforce its rights against other parties to the Financing Letter or the definitive agreements with respect thereto, in each of clauses “(x)” and “(y)”, in any material respect (provided that Parent and Merger Sub may amend the Financing Letter to add additional lenders, arrangers, bookrunners, agents and investors as permitted therein). Parent shall promptly deliver to the Company copies of any such amendment, modification or replacement. Parent shall not consent to any assignment of rights or obligations under the Financing Letter, other than as permitted by the terms of the Financing Letter, without the prior written approval of the Company, such approval not to be unreasonably withheld, conditioned or delayed. Parent shall keep the Company informed in reasonable detail of the status of Parent’s efforts to arrange the Financing. Upon the reasonable request of the Company or Stockholder Representative, Parent will confirm (y) with its financing sources their intent and ability to perform, and the availability of the Financing, under the Financing Letter, subject only to satisfaction or waiver of the conditions in the Financing Letter, and (z) that it is not aware of any event or condition that could reasonably be expected to result in the failure of any conditions in the Financing Letter. Neither Parent nor any of its Affiliates shall take any action with respect to the Financing that could reasonably be expected to materially delay or prevent the consummation of the transactions contemplated hereby. Notwithstanding anything contained in this Section 6.06 or in any other provision of this Agreement, in no event shall Parent or Merger Sub be required (A) to amend or waive any of the terms or conditions hereof or (B) to consummate the Closing prior to the date specified in Section 2.04(a).

(b) During the period beginning on the date hereof and ending on the Closing Date, the Company shall use reasonable best efforts to cooperate with Parent and its Representatives to arrange Financing for Parent in connection with the transactions contemplated hereby and for the post-Closing operations of Parent, at Parent’s sole expense, including by (i) upon reasonable advance notice by Parent and during normal business hours, participating in due diligence meetings with prospective Financing Sources and their Representatives, (ii) assisting Parent with its preparation and negotiation of documentation related to the Business or otherwise required in connection with such Financing, including one or more credit agreements and/or indentures or other definitive agreements as directed by Parent (it being understood that the Company shall have no obligation to enter into or cause to be entered into any Contract or provide or cause to be provided any legal opinion, officer certificate or commitment or make any representations or warranties, in each case, except in connection with the Closing), (iii) causing the senior management of the Company to provide reasonable access in connection with due diligence investigations, assistance with customary marketing activities, the preparation of rating agency presentations, management presentations, lender presentations and other similar documents, meetings with rating agencies, one or more “road shows” and other meetings with potential lenders or investors, as determined by the arrangers, underwriters, initial purchasers or other Person in any similar capacity acting on behalf of the Financing Sources in connection with the Financing; (iv) assisting Parent with its preparation of such financial statements, forecasts of balance sheets, income statements and cash flow statements, historical, financial and other information, including, but not limited to, (A) audited consolidated balance sheets and related statements of income, cash flows, and invested equity and the respective notes to the financial statements for the Company Group for the fiscal year ended July 31, 2013; (B) unaudited consolidated balance sheets for the fiscal quarters ended July 31, 2013 and October 31, 2013 and related statements of operations, cash flows, and invested equity for the fiscal quarter ended October 31, 2013 and the corresponding interim period in 2012, and the respective notes to the financial statements of the Company Group, prepared on a consistent basis with the audited consolidated financial statements; and (C) the four (4) quarter break out of the audited statements of operations for the fiscal years ended July 31, 2013 and July 31, 2012 (clauses (iv)(A), (iv)(B), (iv)(C) of this Section 6.06(b), collectively, the “Historical Company Group Financials”); (v) requesting its independent accountants to provide reasonable and customary cooperation in the Financing, including (A) requesting its auditors to provide any necessary consents to use their audit reports related to the Company and (B) requesting its auditors to provide any necessary “comfort letters”; (vi) providing customary documentation and other information about the Company as is requested by the Financing

Sources and required under applicable “know your customer” and anti-money-laundering rules and regulations including the USA PATRIOT Act and (vii) taking all corporate actions, subject only to the occurrence of the Effective Time, reasonably requested by the Parent to permit the consummation of the Financing; provided, that notwithstanding anything to the contrary contained in this Section 6.06(b), (i) none of the Company, any of its Subsidiaries or any of their respective Representatives shall be obligated to adopt or approve resolutions or execute consents to approve or authorize the execution of the Financing prior to the Effective Time, (ii) no obligation of the Company or any of its Subsidiaries under any agreement, certificate, document or instrument shall be effective until the Effective Time (and nothing contained in this Section 6.06(b) or otherwise shall require the Company or any of its Subsidiaries, prior to the Effective Time, to be an obligor with respect to the Financing), (iii) none of the Company or any of its Subsidiaries or Representatives shall be required to pay or incur any liability for any commitment or other fee or pay or incur any other liability in connection with the Financing prior to the Effective Time and (iv) nothing in this Section 6.06(b) shall require such cooperation by the Company to the extent it would (x) require the Company or any of its Subsidiaries to take any action that will conflict with or violate the Company’s organizational documents or any Applicable Law or result in the contravention of, or that would reasonably be expected to result in a violation or breach of, or default under, any Contract to which the Company or any of its Subsidiaries is a party (in each case prior to the Effective Time) or (y) result in any officer or director of the Company or any of its Subsidiaries incurring any personal liability with respect to any matters relating to the Financing.

(c) For the avoidance of doubt, neither (i) the Company’s cooperation with respect to the preparation of financial statements, forecasts of balance sheets, income statements and cash flow statements, historical, financial and other information (including the Historical Company Group Financials) nor (ii) the availability, or Parent’s obtaining, of the Financing is, or shall be deemed, a condition to Parent and Merger Sub’s obligation to consummate the Merger.

(d) The Company hereby consents to the use of its logos in connection with the Financing; provided that such logos are used solely in a manner that is not intended to or reasonably likely to harm or disparage the Company or the reputation or goodwill of the Company and that the Company shall be permitted to review the use of such logos prior to the usage in connection with the Financing. Parent shall promptly, upon request by the Company, reimburse the Company for all reasonable out-of-pocket costs and expenses (including reasonable attorneys’ and accountants costs and expenses) incurred by the Company in connection with the cooperation of the Company contemplated by this Section 6.06 and shall hold harmless the Company and its Representatives from and against any and all losses, damages, claims, costs or expenses suffered or incurred by any of them in connection with the arrangement of the Financing, any action taken by them at the request of Parent pursuant to Section 6.06 and any information used in connection therewith (except with respect to any information provided in writing by the Company specifically for us in connection therewith).

(e) Notwithstanding anything in this Agreement to the contrary, Parent understands and acknowledges that under the terms of this Agreement, the obligations of Parent and Merger Sub to consummate the Merger are not in any way contingent upon or otherwise subject to this Section 6.06, the consummation by Parent or Merger Sub of any financing arrangements, the obtaining by Parent or Merger Sub of any financing or the availability, grant, provision or extension of any financing to Parent or Merger Sub.

Section 6.07 Non-Compete; Employee Non-Solicit.

(a) Each Specified Stockholder agrees that during the period beginning on the Closing Date and ending on the one (1) year anniversary thereof, it shall not acquire all or substantially all of the assets or equity of the Persons listed on set forth on Section 6.07(a) of the Disclosure Schedule (each a “Specified Competitor”).

(b) Each Specified Stockholder agrees that during the period beginning on the Closing Date and ending on the one (1) year anniversary thereof, it shall not solicit or induce any Business Employee set forth on Section 6.07(b) of the Disclosure Schedule (each a “Specified Employee”) to terminate his or her employment with Parent or its Subsidiaries. Notwithstanding the foregoing, (A) general advertisements in newspapers and similar media of general circulation (including advertisements posted on the Internet), job fairs or other general solicitation, (B) use of recruiting firms that are not instructed to target any such Specified Employees or (C) solicitation of Specified Employees whose employment with Parent and its Affiliates has terminated shall not be a violation of the preceding sentence.

ARTICLE 7.

TAX MATTERS

Section 7.01 Tax Returns. Parent shall prepare or cause to be prepared and file or cause to be filed all Tax Returns for Pre-Closing Tax Periods of each Company Group Member the due date of which (taking into account extensions of time to file) is after the Closing Date but only if such Tax Return has not been filed on or prior to the Closing Date.

Section 7.02 Cooperation on Tax Matters. Parent and the Stockholder Representative shall cooperate fully, as and to the extent reasonably requested by the other party, in connection with the filing of Tax Returns pursuant to this Agreement and any Tax Contest. Such cooperation shall include the retention and (upon the other party’s request) the provision of records and information which may be reasonably relevant to any such Tax Return or Tax Contest and making appropriate persons available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder. Parent and the Stockholder Representative shall retain all books and records with respect to Tax matters pertinent to the Company relating to any Taxable period beginning before the Closing Date until the expiration of the statute of limitations (and, to the extent notified, any extensions thereof) of the respective Taxable periods, and abide by all record retention agreements entered into with any Taxing authority. Notwithstanding anything to the contrary in this Agreement, the Stockholder Representative shall not be required to transfer or make available to Parent any Tax Returns or related books and records and information with respect to Taxes of any Stockholder or any Stockholder’s Affiliates (other than Tax Returns (or applicable portions thereof) and related books and records and information of the Company).

Section 7.03 Transfer Taxes. All transfer, stamp, documentary, sales, use, registration, value-added and other similar Taxes (including all applicable real estate transfer Taxes) incurred on the Closing Date in connection with this Agreement and the transactions contemplated hereby will be borne fifty percent (50%) by the Stockholders, on one hand, and fifty percent (50%) by Parent, on the other hand.

ARTICLE 8.

CONDITIONS TO THE MERGER

Section 8.01 Conditions to the Obligations of Each Party. The obligations of the parties to consummate the Merger are subject to the satisfaction of the following conditions:

(a) Stockholder Approval. The Stockholder Approval shall have been obtained in accordance with the DGCL and the Stockholders Agreement.

(b) Governmental Approvals. Any applicable waiting period under the HSR Act shall have expired or been terminated, and all notices to, filings with and Consents of Governmental Authorities required to be made or obtained under any Applicable Law in connection with the execution, delivery and performance of this Agreement and the consummation of the Merger and the other transactions contemplated hereby shall have been made or obtained.

(c) No Injunction. No temporary restraining order, preliminary or permanent injunction or other order or decree issued by any Governmental Authority of competent jurisdiction shall be in effect which prevents the consummation of the Merger on the terms contemplated herein, and no Applicable Law shall have been enacted or be deemed applicable to the Merger that makes consummation of the Merger illegal.

Section 8.02 Conditions to the Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to consummate the Merger are subject to the satisfaction, at or prior to the Closing, of the following further conditions:

(a) Representations and Warranties. (i) Each of the representations and warranties (other than the Fundamental Representations) made by the Company in this Agreement (without giving effect to any references to Material Adverse Effect or materiality qualifications and other qualifications based upon the concept of materiality or similar phrases contained therein) shall be true and correct in all respects as of the Closing Date with the same force and effect as if made on and as of such date, except (A) for representations and warranties that relate to a specific date or time (which need only be true and correct as of such date or time) and (B) as has not had or would not reasonably be expected to have, individually or in the aggregate with all other failures to be true or correct, a Material Adverse Effect and (ii) the Fundamental Representations made by the Company in this Agreement shall be true and correct in all material respects as of the date hereof and as of the Closing Date as though made as of such date.

(b) Covenants. Each of the covenants and obligations that the Company is required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c) No Material Adverse Effect. Since the date of this Agreement, there shall not have occurred any Material Adverse Effect.

(d) Executed Agreements, Certificates, and Consents. Parent shall have received the following agreements and documents, each of which shall be in full force and effect:

(i) the written consent evidencing the Stockholder Approval, duly executed by the Class B Majority in Interest on the date of this Agreement and promptly (but in any event within one (1) day of the date of this Agreement) delivered to Parent;

(ii) stock certificates representing shares of Company Common Stock which have been delivered for payment pursuant to Section 2.08, duly endorsed or accompanied by a duly executed stock power in favor of Parent (or affidavits in forms reasonably acceptable to Parent of loss in lieu of such certificates);

(iii) resignations of each member of the Board of Directors of each Company Group Member, in form reasonably acceptable to Parent;

(iv) a certificate executed on behalf of the Company by a duly authorized officer and containing representations and warranties of the Company to the effect that the conditions set forth in Section 8.02(a), 8.02(b), 8.02(c) and 8.02(f) have been duly satisfied.

(e) FIRPTA Certificate. Prior to the Closing, the Company shall have delivered to Parent a certificate pursuant to Treasury Regulations sections 1.1445-2(c)(3) and 1.897-2(h) in the form of Exhibit C (the “FIRPTA Certificate”), duly executed and acknowledged by the Company.

(f) Litigation. There shall not have been commenced by any Governmental Authority and still be pending any Proceeding that seeks to prevent (i) the consummation of the Merger on the terms, or (ii) the transfer to Parent and the Surviving Corporation all of their respective rights and benefits, contemplated herein.

(g) Termination of Existing Agreements. Prior to or simultaneously with the Closing, the Company shall have delivered to Parent evidence, reasonably satisfactory to Parent, of the terminations of the agreements set forth on Section 8.02(g) of the Disclosure Schedule and the payment of all amounts owed by any Company Group Member under any of the agreements set forth on Section 8.02(g) of the Disclosure Schedule.

Section 8.03 Conditions to the Obligations of the Company. The obligations of the Company to consummate the Merger are subject to the satisfaction of the following further conditions:

(a) Representations and Warranties. Each of the representations and warranties made by the Parent and Merger Sub in this Agreement shall be true and correct in all material respects as of the Closing Date with the same force and effect as if made on and as of such date, except for representations and warranties that relate to a specific date or time (which need only be true and correct in all material respects as of such date or time).

(b) Covenants. Each of the covenants and obligations that Parent or Merger Sub are required to comply with or to perform at or prior to the Closing shall have been complied with and performed in all material respects.

(c) Executed Agreements and Certificates. The Company shall have received each of:

(i) evidence that the D&O Tail Policies contemplated by Section 6.05(b) have been obtained and are (or will be following the Closing) in full force and effect;

(ii) a certificate executed on behalf of Parent by a duly authorized officer and containing the representation and warranty of Parent that the conditions set forth in Sections 8.03(a) and 8.03(b) have been duly satisfied, which shall be in full force and effect.

ARTICLE 9.

TERMINATION

Section 9.01 Termination. This Agreement may be terminated and the Merger may be abandoned at any time prior to the Effective Time (notwithstanding the Stockholder Approval):

(a) by mutual written agreement of the Company and Parent;

(b) by either the Company or Parent, if the Merger has not been consummated on or before the date that is ninety (90) days following the date of this Agreement (the “End Date”); provided, further, that the right to terminate this Agreement under this Section 9.01(b) shall not be available to any party whose material breach of any provision of this Agreement or failure to perform any actions required by this Agreement is primarily responsible for the failure of the Merger to be consummated by such time;

(c) by either Parent or the Company, if a Governmental Authority shall have issued any Order or taken any other action, in each case, which restrains, enjoins or otherwise prohibits the Merger (unless such Order or other action has been reversed or withdrawn) or if any Applicable Law makes the consummation of the Merger and the other transactions contemplated by this Agreement on the Closing Date illegal;

(d) by Parent, if (i) any representation or warranty of the Company contained in this Agreement shall be inaccurate such that the condition set forth in Section 8.02(a) would not be satisfied or (ii) the covenants or obligations of the Company contained in this Agreement shall have been breached in any material respect such that the condition set forth in Section 8.02(b) would not be satisfied; provided, however, that if an inaccuracy or breach is curable by the Company during the 30-day period after Parent notifies the Company in writing of the existence of such inaccuracy or breach (the “Company Cure Period”), then Parent may not terminate this Agreement under this Section 9.01(d) as a result of such inaccuracy or breach prior to the expiration of the Company Cure Period unless the Company is no longer continuing to exercise commercially reasonable efforts to cure such inaccuracy or breach; provided, further, that Parent shall not have the right to terminate this Agreement under this Section 9.01(d) if it is in material breach of any provision of this Agreement; or

(e) by the Company, if (i) any representation or warranty of Parent or Merger Sub contained in this Agreement (other than Section 4.05) shall be inaccurate such that the condition set forth in Section 8.03(a) would not be satisfied or (ii) the covenants or obligations of Parent or Merger Sub contained in this Agreement (other than Section 6.06) shall have been breached in any material respect such that the condition set forth in Section 8.03(b) would not be satisfied; provided, however, that if an inaccuracy or breach is curable by Parent or Merger Sub during the 30-day period after the Company notifies Parent in writing of the existence of such inaccuracy or breach (the “Parent Cure Period”), then the Company may not terminate this Agreement under this Section 9.01(e) as a result of such inaccuracy or breach prior to the expiration of the Parent Cure Period unless Parent or Merger Sub, as applicable, is no longer continuing to exercise commercially reasonable efforts to cure such inaccuracy or breach; provided, further, that the Company shall not have the right to terminate this Agreement under this Section 9.01(e) if it is in material breach of any provision of this Agreement.

The party desiring to terminate this Agreement pursuant to this Section 9.01 (other than pursuant to Section 9.01(a)) shall give a notice of such termination to the other party setting forth the subsection under this Section 9.01 that such party is terminating this Agreement.

Section 9.02 Effect of Termination. If this Agreement is terminated pursuant to Section 9.01, this Agreement shall become void and of no effect without liability of any party (or any Representative, stockholder or Affiliate of such party) to the other party hereto; provided that: (i) a party shall not be relieved of any obligation or liability arising from any prior breach by such party of any provision of this Agreement and (ii) the parties shall, in all events, remain bound by and continue to be subject to the provisions set forth in Section 6.02, this Section 9.02 and Article 10, which shall survive any termination of this Agreement. Notwithstanding anything herein to the contrary, the Company (and any of its Representatives) shall not have any rights or claims under this Agreement against any Financing Source, whether at law or equity, in contract, in tort or otherwise; provided that, notwithstanding the foregoing, nothing in this Section 9.02 shall in any way limit or modify the rights and obligations of Parent, Merger Sub or their respective Representatives under the Financing Letter or Parent’s obligations under this Agreement.

ARTICLE 10.

MISCELLANEOUS

Section 10.01 Non-Survival of Representations and Warranties. None of the representations and warranties of the parties in this Agreement or in any instrument delivered pursuant to this Agreement shall survive the Effective Time. This Section 10.01 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Section 10.02 Notices. All notices, requests and other communications required or permitted under, or otherwise made in connection with, this Agreement, shall be in writing and shall be deemed to have been duly given (a) when delivered in person, (b) upon confirmation of receipt when transmitted by facsimile transmission, (c) upon receipt after dispatch by registered or certified mail, postage prepaid, (d) on the next Business Day if transmitted by national overnight courier (with confirmation of delivery) or (e) in the case of notices delivered by Parent, the Company or the Stockholder Representative in connection with Section 5.01, on the date delivered if sent by email (with confirmation of delivery), in each case, addressed as follows:

if to the Company or Stockholder Representative to:

c/o Thoma Bravo, LLC

600 Montgomery Street, 32nd Floor

San Francisco, CA 94111

Attention: Holden Spaht

                    A.J. Rohde

Facsimile: (415) 392-6480

Email: hspaht@thomabravo.com

arohde@thomabravo.com

with a copy to (which shall not constitute notice):

Kirkland & Ellis LLP

300 North LaSalle Street

Chicago, IL 60654

Attention: Gerald T. Nowak, P.C.

                  Theodore A. Peto

Facsimile: (312) 862-2200

Email: gnowak@kirkland.com

            tpeto@kirkland.com

if to Parent or Merger Sub, to:

NCR Corporation

3097 Satellite Boulevard

Duluth, Georgia 30096

Attention: General Counsel/Notices, 2nd Floor

Facsimile: (866) 680-1059

with a copy to (which shall not constitute notice):

Womble Carlyle Sandridge & Rice PLLC

271 17th Street, N.W., Suite 2400

Atlanta, Georgia 30363

Attention: Sharon McBrayer Johnson

Facsimile: (404) 870-4825

or to such other address or facsimile number as such party may hereafter specify for the purpose by notice to the other parties hereto.

Section 10.03 Remedies; Specific Performance.

(a) Acknowledgement Regarding Available Remedies. After the Effective Time, the rights and remedies of the parties hereto shall be cumulative (and not alternative). Each of the parties to this Agreement acknowledges and agrees that the other parties to this Agreement would be irreparably damaged in the event that any of the terms or provisions of this Agreement are not performed in accordance with their specific terms or otherwise are breached. Therefore, each of the parties to this Agreement hereby agrees that (a) the parties to this Agreement shall be entitled to obtain an injunction or injunctions to prevent breaches of any of the terms or provisions of this Agreement, and to enforce specifically the performance by each other party hereto under this Agreement, (b) (i) the provisions set forth in Section 10.03(b)(i) are not intended to and do not adequately compensate for the harm that would result from a breach of this Agreement and (ii) shall not be construed to diminish or otherwise impair in any respect any party’s rights to specific enforcement and (c) the right of specific enforcement is an integral part of the transactions contemplated by this Agreement and without that right, neither the Company nor Parent would have entered into this Agreement. Each party to this Agreement hereby agrees to waive the defense in any such suit that the other parties to this Agreement have an adequate remedy at law and to interpose no opposition, legal or otherwise, as to the propriety of injunction or specific performance as a remedy, and hereby agrees to waive any requirement to post any bond or other type of security in connection with obtaining such relief.

(b) Remedies of Parent and the Company.

(i) Specific Performance. Prior to the valid termination of this Agreement pursuant to Section 9.01, each of the parties hereto shall be entitled to seek and obtain an injunction, specific performance and other equitable relief in the event of a breach or threatened breach of any of the provisions of this Agreement by the other party in the courts described in Section 10.08 and to enforce specifically the terms and provisions hereof, including such party’s obligation to consummate the transactions contemplated by this Agreement.

(ii) Termination. Prior to the Effective Time, Parent and the Company shall be entitled to terminate this Agreement in accordance with Section 9.01.

(iii) Monetary Remedies.

(A) Agreement to Indemnify Parent Indemnified Parties.

(1) From and after the Closing (but subject to this Section 10.03), each Stockholder (each, a “Stockholder Indemnifying Party” and collectively, the “Stockholder Indemnifying Parties”) shall severally (based on each such holder’s aggregate pro rata amount of Class A Merger Consideration, Class B/C Merger Consideration and Class B Redemption Consideration reflected on the Merger Consideration Schedule), and not jointly, indemnify and hold harmless Parent (and after Closing, the Company Group) and their officers, directors, agents, representatives and employees, and each person, if any, who controls or may control Parent (and after Closing, the Company Group) within the meaning of the Securities Act or the

Exchange Act (each hereinafter referred to individually as a “Parent Indemnified Party” and collectively as the “Parent Indemnified Parties”) from and against any and all damages, losses, claims, liabilities, demands, Taxes, charges, suits, penalties, costs, and expenses (including (i) court costs, (ii) attorneys’ fees and (iii) other expenses incurred in investigating and preparing for, or otherwise in connection with, any litigation or proceeding, but excluding (x) any special, exemplary or punitive damages and (y) the actual or imputed value of the services or time of employees, officers or directors of the applicable party(ies)) (collectively, “Damages”), associated with a breach of any covenant or agreement in this Agreement of the Stockholder Representative, any Company Group Member with respect to covenants to be performed prior to the Closing, and any Specified Stockholder; provided, that, in no event will a Stockholder Indemnifying Party’s indemnification obligation exceed the aggregate consideration reflected on the Merger Consideration Schedule paid to such Stockholder Indemnifying Party, and no Stockholder Indemnifying Party shall be liable or responsible, directly or indirectly, for any Damages for any breach of a covenant or agreement hereunder specifically and solely applicable to another Stockholder; provided, further, that the payment of any Damages arising from or related to any Special Indemnification Matters will be governed exclusively by Section 10.03(b)(iii)(A)(2) (and shall not be subject to payment as set forth in this Section 10.03(b)(iii)(A)(1)) and shall be subject to the additional limitations therein. For the avoidance of doubt, none of the representations and warranties of the parties in this Agreement or in any instrument delivered pursuant to this Agreement shall (A) survive the Effective Time or (B) be subject to indemnification.

(2) From and after the Closing (but subject to this Section 10.03), each Stockholder Indemnifying Party shall severally (based on each such holder’s aggregate pro rata amount of Class B/C Merger Consideration reflected on the Merger Consideration Schedule), and not jointly, indemnify and hold harmless the Parent Indemnified Parties from and against any and all Damages resulting from, arising out of, or associated with the matters set forth on Section 10.03(b)(iii)(A)(2) of the Disclosure Schedule (the “Special Indemnification Matters”), provided, that, with respect to the Special Indemnification Matters, the following limitations shall apply:

a. all amounts owed to any Parent Indemnified Party under this Section 10.03(b)(iii)(A)(2) shall be satisfied solely and exclusively from the Holdback Amount, and each of the Stockholder Indemnifying Parties acknowledges that, notwithstanding the fact that the indemnification obligations of the Stockholder Indemnifying Parties are several and not joint, the Holdback Amount shall serve as security for all of the obligations of any of the Stockholder Indemnifying Parties under this Section 10.03(b)(iii)(A)(2), jointly and not severally;

b. no Parent Indemnified Party shall be indemnified (x) unless and until such Parent Indemnified Party incurs any Damages owed to a third party with respect to any of the Special Indemnification Matters (the “Covered Claims”);

c. in no event will the Stockholder Indemnifying Parties indemnification obligations under this Section 10.03(b)(iii)(A)(2) exceed the aggregate amount of the Holdback Amount;

d. in no event may a Parent Indemnified Party make a claim for Damages pursuant to this Section 10.03(b)(iii)(A)(2) unless and until the total amount of such claim and any other current or prior claims by Parent Indemnified Parties under this Section 10.03(b)(iii)(A)(2), in the aggregate, exceed $500,000 (the “Deductible”), and in such event, the Parent Indemnified Parties shall be entitled to indemnification for all Damages incurred or suffered by them with respect to the Covered Claims only in excess of the Deductible (subject to the other limitations herein); and

e. the Stockholder Indemnifying Parties shall not be required to indemnify a Parent Indemnified Party for any Damages under this Section 10.03(b)(iii)(A)(2) unless a Claim Notice relating to such Damages shall have been delivered to the Stockholder Representative on or before the Claim Deadline, and any claims asserted in a Claim Notice from any Parent Indemnified Party to the Stockholder Representative on or before the Claim Deadline shall survive until the earlier of the full amount of the Holdback Amount has been either (i) used to satisfy all such Covered Claims or (ii) has been distributed by Parent to the Paying Agent for distribution to the Stockholders on the Release Date pursuant to Section 2.11 of this Agreement.

(B) Agreement to Indemnify Stockholder Indemnified Parties. From and after the Closing (but subject to this Section 10.03), Parent and the Company Group will jointly and severally indemnify each Stockholder and their officers, directors, members, managers, partners, agents, representatives, stockholders and employees, and each person, if any, who controls or may control such Stockholder within the meaning of the Securities Act or the Exchange Act (each hereinafter referred to individually as a “Stockholder Indemnified Party” and collectively as the “Stockholder Indemnified Parties”) from any Damages associated with a breach of (i) any covenant or agreement of Parent or Merger Sub in this Agreement or (ii) any covenant or agreement of the Company Group (including the Surviving Corporation) in this Agreement with respect to covenants to be performed after the Closing.

(C) Procedure for Indemnification. A party validly seeking indemnification hereunder (an “Indemnified Party”) shall give written notice (a “Claim Notice”) to any entity or Person who is obligated to provide indemnification (an “Indemnifying Party”) for any claim under this Section 10.03(b)(iii) (an “Indemnification Claim”), reasonably promptly, but in any event (A) prior to expiration of any applicable survival period set forth in Section 10.01, if any, and (B) if such Indemnification Claim relates to the assertion against an Indemnified Party of any claim by a third party (a “third party action”), within forty-five (45) days after receipt by the Indemnified Party of written notice of a legal process relating to such third party action; provided, however, that the failure to so notify the Indemnifying Party within such time period shall not relieve the Indemnifying Party of any obligation or liability to the Indemnified Party, except to the extent that the Indemnifying Party demonstrates that its ability to resolve such Indemnification Claim is materially and adversely affected thereby. An Indemnified Party shall not submit a Claim Notice unless it certifies in writing that it believes in good faith that it is entitled to be indemnified with respect to the Damages specified in such Claim Notice.

(D) Third Party Action. The Indemnifying Party (or the Stockholder Representative on behalf of any or all Stockholder Indemnifying Parties) shall have the right to assume control of the defense of, settle, or otherwise dispose of such third party action on such terms as it deems appropriate; provided, however, that:

(1) The Indemnified Party shall be entitled, at its own expense, to participate in the defense of such third party action; provided, however, that the Indemnifying Party shall pay the attorneys’ fees of the Indemnified Party if (i) the employment of separate counsel shall have been authorized in a writing making express reference to this subsection and signed by such Indemnifying Party in connection with the defense of such third party action, (ii) the Indemnifying Party shall not have employed counsel reasonably satisfactory to the Indemnified Party to have charge of such third party action, (iii) the Indemnified Party shall have reasonably concluded that there are defenses available to such Indemnified Party that are different from or additional to those available to the Indemnifying Party, or (iv) the Indemnified Party’s counsel shall in good faith have advised the Indemnified Party in writing, with a copy delivered to the Indemnifying Party, that there is a conflict of interest that would make it reasonable to determine that it is inappropriate under applicable standards of professional conduct to have common counsel;

(2) The Indemnifying Party shall obtain the prior written approval of the Indemnified Party before entering into or making any settlement, compromise, admission, or acknowledgment of the validity of such third party action or any liability in respect thereof if, pursuant to or as a result of such settlement, compromise, admission, or acknowledgment, injunctive or other equitable relief would be imposed against the Indemnified Party or if, in the opinion of the Indemnified Party, such settlement, compromise, admission, or acknowledgment would have an adverse effect on its business;

(3) No Indemnifying Party shall consent to the entry of any judgment or enter into any settlement that does not include as an unconditional term thereof the giving by each claimant or plaintiff to each Indemnified Party of a release from all liability in respect of such third-party action;

(4) The Indemnifying Party shall not be entitled to control (but shall be entitled to participate at its own expense in the defense of), and the Indemnified Party shall be entitled to have sole control over, the defense or settlement, compromise, admission, or acknowledgment of any third party action: (i) as to which the Indemnifying Party fails to assume the defense within a reasonable length of time, (ii) to the extent the third party action seeks an injunction, or other equitable relief against the Indemnified Party, and (iii) if the Indemnifying Party does not irrevocably agree in writing that no damages arising out of or related to such claim or demand are obligations of the Indemnified Party pursuant hereto and that any damages arising out of or related to such claim or demand are within the scope of and may be subject to indemnification hereunder, subject to the indemnification limitations set forth in this Section 10.03; provided, however, that the Indemnified Party shall make no settlement, compromise, admission, or acknowledgment that would give rise to liability on the part of any Indemnifying Party without the prior written consent of such Indemnifying Party;

(5) The parties hereto shall extend reasonable cooperation in connection with the defense of any third party action pursuant to this Section 10.03 and, in connection therewith, shall furnish such records, information, and testimony and attend such conferences, discovery proceedings, hearings, trials, and appeals as may be reasonably requested, subject in all instances to appropriate agreements respecting confidentiality and use, such as, but not limited to, protective orders, as is reasonable under the circumstances; and

(6) The parties agree that the provisions of this Section 10.03(b)(iii)(D) shall not apply to the Special Indemnification Matters.

(E) Sole Remedy. Except in the case of fraud, or for claims permitted by Article 9 if this Agreement is terminated, all monetary liability of the parties pursuant to this Agreement or the transactions contemplated hereby shall be limited to claims made by the Parent Indemnified Parties or Stockholder Indemnified Parties under this Section 10.03(b)(iii), which shall be the sole and exclusive monetary remedy of the parties available in connection with this Agreement or the transactions contemplated hereby (whether at law or in equity, in contract, tort or otherwise). In furtherance of the foregoing, each party hereby waives, to the fullest extent permitted by Applicable Law, any and all other rights, claims and causes of action, known or unknown, foreseen or unforeseen, which exist or may arise in the future, that such party may have against the other party or its Representatives, as the case may be, arising under or based upon any Applicable Law (including any securities law, common law or otherwise) for any breach of the representations and warranties contained in this Agreement.

(F) Cooperation. The parties shall cooperate with each other, as applicable, with respect to resolving any claim or liability under this Agreement. Such cooperation shall include, but not be limited to, providing any additional information that may be reasonably requested by a party to allow such party to assess the validity of any potential or pending claim.

(G) Reduction by Insurance Proceeds. The amount payable by an Indemnifying Party to an Indemnified Party with respect to any Damages arising under this Agreement shall be reduced by the amount of any insurance proceeds actually received by the Indemnified Party with respect to such Damages, and each of the parties hereto hereby agrees to use its reasonable best efforts to collect insurance proceeds to which it is entitled in respect of any such Damages.

Section 10.04 Amendments and Waivers.

(a) Any provision of this Agreement may be amended or waived if, but only if, such amendment or waiver is in writing and is signed, in the case of an amendment, by each party to this Agreement or, in the case of a waiver, by each party against whom the waiver is to be effective; provided, however, that any amendment or modification of this proviso or Section 9.02, Section 10.06, Section 10.08 or Section 10.09 shall not affect the Financing Sources without the prior written consent of the Financing Sources.

(b) No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. The rights and remedies herein provided shall be cumulative and not exclusive of any rights or remedies provided by Applicable Law.

Section 10.05 Expenses; Indebtedness. Except as otherwise provided herein, (a) all costs and expenses incurred in connection with this Agreement, including all third-party legal, accounting, financial advisory, consulting or other fees and expenses incurred in connection with the Merger and the transactions contemplated thereby, shall be paid by the party incurring such cost or expense; provided, that the Transaction Expenses and Closing Repaid Indebtedness will be paid prior to, or simultaneously with, the Closing in accordance with Section 2.04.

Section 10.06 Binding Effect; Benefit; Assignment.

(a) The provisions of this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns. No provision of this Agreement is intended to confer any rights, benefits, remedies, obligations or liabilities hereunder upon any Person other than the parties hereto and their respective successors and assigns; provided, that the D&O Indemnitees shall be express third party beneficiaries of Section 6.05. In addition, the Financing Sources shall be deemed to be third party beneficiaries with respect to Section 9.02, the proviso to Section 10.04, Section 10.08 and Section 10.09 and will have the rights provided for therein.

(b) No party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the written consent of each other party hereto, except that Parent or Merger Sub may transfer or assign its rights and obligations under this Agreement, in whole or from time to time in part, to (i) one or more of their Affiliates at any time and/or (ii) after the Effective Time, to any Person; provided that such transfer or assignment shall not relieve Parent or Merger Sub of its obligations hereunder or enlarge, alter or change any obligation of any other party hereto or due to Parent or Merger Sub.

Section 10.07 Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to principles of conflicts of laws that would require the application of the laws of any other jurisdiction.

Section 10.08 Jurisdiction.

(a) The parties hereto agree that any Proceeding seeking to enforce any provision of, or based on any matter arising out of or in connection with, this Agreement or the transactions contemplated hereby shall be brought in any federal court located in the State of Delaware or any Delaware state court, and each of the parties hereby irrevocably consents to the jurisdiction of such courts (and of the appropriate appellate courts therefrom) in any such Proceeding and irrevocably waives, to the fullest extent permitted by law, any objection that it may now or hereafter have to the laying of the venue of any such Proceeding in any such court or that any such Proceeding brought in any such court has been brought in an inconvenient forum. Process in any such Proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 10.02 shall be deemed effective service of process on such party.

(b) Notwithstanding anything in Section 10.08(a) to the contrary, with respect to any action or proceeding of any kind or description (whether in law or in equity and whether based on contract, tort or otherwise) involving any Financing Source arising out of or relating to this Agreement or the agreements delivered in connection herewith or any of the transactions contemplated hereby or thereby, the Financing or the Financing Letter or the performance of services thereunder, each of the parties hereto agrees that (i) such action or proceeding shall be subject to the exclusive jurisdiction of the United States District Court for the Southern District of New York or any New York State court sitting in the Borough of Manhattan and any appellate court therefrom and (ii) they shall not bring or permit any of their respective Affiliates to bring any action or proceeding referred to in this Section 10.08(b), or voluntarily support any other Person in bringing any such action or proceeding, in any other courts.

Section 10.09 Waiver of Jury Trial. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY (INCLUDING IN RESPECT OF THE FINANCING).

Section 10.10 Counterparts; Effectiveness. This Agreement may be signed in any number of counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. This Agreement shall become effective when each party hereto shall have received a counterpart hereof signed by all of the other parties hereto. Until and unless each party has received a counterpart hereof signed by the other party hereto, this Agreement shall have no effect and no party shall have any right or obligation hereunder (whether by virtue of any other oral or written agreement or other communication). The exchange of a fully executed Agreement (in counterparts or otherwise) by electronic transmission in .PDF format or by facsimile shall be sufficient to bind the parties to the terms and conditions of this Agreement.

Section 10.11 Entire Agreement. This Agreement, the Confidentiality Agreement and each of the documents, instruments and agreements delivered in connection with the transactions contemplated by this Agreement, including each of the Exhibits and the Disclosure Schedule, and the Transaction Documents, constitute the entire agreement between the parties with respect to the subject matter of this Agreement and supersede all prior agreements and understandings, both oral and written, between the parties with respect to the subject matter of this Agreement.

Section 10.12 Severability. If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other Governmental Authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such a determination, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby be consummated as originally contemplated to the fullest extent possible.

Section 10.13 Time is of the Essence. Time is of the essence with respect to the performance of this Agreement.

Section 10.14 Legal Representation. Each of the parties to this Agreement hereby agrees, on its own behalf and on behalf of its Representatives, that Kirkland & Ellis LLP may serve as counsel to the Stockholder Representative and its Affiliates (collectively, the “Stockholder Group”), on the one hand, and the Company Group, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the transactions contemplated hereby, and that, following consummation of the transactions contemplated hereby, Kirkland & Ellis LLP (or any successor) may serve as counsel to (x) the Stockholder Group or Representatives of the Stockholder Group or (y) any other Stockholder in the event such Person so requests, in either case in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the transactions contemplated by this Agreement or any other matter notwithstanding such representation (or any continued representation) of the Company Group, and each of the parties hereto hereby consents thereto and waives any conflict of interest arising therefrom, and each of such parties shall cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation. Each of the parties to this Agreement further agrees to take the steps necessary to ensure any privilege attaching as a result of Kirkland & Ellis LLP’s service as counsel to the Company Group in connection with the transactions contemplated by this Agreement will survive the Closing and will remain in effect, provided that such privilege from and after the Closing will be jointly controlled by the Stockholder Representative. As to any privileged attorney-client communications between Kirkland & Ellis LLP and the Company Group (including the Company) prior to the Closing Date relating to the transactions contemplated by this Agreement (collectively, the “Privileged Communications”), Parent, Merger Sub, the Company, and each of its Subsidiaries together with any of their respective Affiliates, Subsidiaries, successors or assigns, agree that no such party may use or rely on any of the Privileged Communications in any action against or involving any of the parties after the Closing.

Section 10.15 Stockholder Representative.

(a) Designation. The parties have agreed that it is desirable to designate a representative to act on behalf of the Stockholders for certain limited purposes. Thoma Bravo, LLC shall serve as representative of the Stockholders with respect to the matters expressly set forth in this Agreement to be performed by the Stockholder Representative.

(b) Authority. The Company and, by approval of the Merger Agreement and each Stockholder’s submission of a Letter of Transmittal, each of the Stockholders agrees to be bound by the restrictions set forth in Section 6.03 (and with regard to each Specified Stockholder, Section 6.07) and the provisions of Section 10.03(b)(iii) and this Section 10.15 and irrevocably appoints the Stockholder Representative as the agent, proxy and attorney-in-fact for such Stockholder for all purposes of this Agreement and in any other document delivered in connection herewith (including the full power and authority on such Stockholder’s behalf: (i) to consummate the transactions contemplated hereby; (ii) to amend this Agreement (to the extent permitted by Applicable Law) or waive any provision hereof; (iii) to disburse any funds received hereunder to such Stockholder and each other Stockholder; (iv) to execute such further instruments of assignment as Parent or Merger Sub shall reasonably request; (v) to settle, litigate or dispute, in its sole discretion, any claim or liability in connection with this Agreement or the transactions contemplated hereby; (vi) to receive notices and communications for and on behalf of any Stockholder Indemnifying Party under this Agreement; (vii) to take all other actions to be taken by or on behalf of such Stockholder in connection herewith; and (viii) to do each and every act and exercise any and all rights which such Stockholder or the Stockholders collectively are permitted or required to do or exercise under this Agreement). The Stockholder Representative may resign at any time and the Stockholder Representative may be removed only by the vote of Persons which collectively owned, as of immediately prior to the Effective Time, more than 50% of the Class B Common Stock (the “Required Holders”). Each of the Stockholders agrees that such agency and proxy are coupled with an interest, are therefore irrevocable without the consent of the Stockholder Representative (except as set forth in the immediately preceding sentence) and shall survive the death, incapacity, illness, bankruptcy, dissolution, liquidation or other inability to act of any Stockholder. All decisions and actions by the Stockholder Representative (to the extent authorized by this Agreement) shall be binding upon all of the Stockholders, and no Stockholder shall have the right to object, dissent, protest or otherwise contest the same. The Stockholder Representative shall be entitled to engage such counsel, experts, consultants and other advisors as it shall deem necessary in connection with exercising its powers and performing its functions hereunder and (in the absence of bad faith on the part of the Stockholder Representative) shall be entitled to conclusively rely on the opinions and advice of such Persons. The Stockholder Representative may (but need not) consult with any Stockholder in connection with exercising its powers and performing its functions hereunder and each Stockholder shall cooperate with and offer reasonable assistance to the Stockholder Representative in connection therewith. In the event that the Stockholder Representative initially appointed pursuant to this Agreement and the Letters of Transmittal (i.e., Thoma Bravo, LLC) has resigned or been removed, the Company and, by approval of the Merger Agreement and each Stockholder’s submission of a Letter of Transmittal, each of the Stockholders irrevocably appoints Thoma Bravo Fund X, L.P. to serve as a new Stockholder Representative, which appointment shall become effective upon the written acceptance thereof by Thoma Bravo Fund X, L.P. If Thoma Bravo Fund X, L.P. does not accept such appoint, or if Thoma Bravo Fund X, L.P. resigns or has been removed, then a new Stockholder Representative shall be appointed by a vote of the Required Holders, such appointment to become effective upon the written acceptance thereof by the new Stockholder Representative. Written notice of any such resignation, removal or appointment of a Stockholder Representative shall be delivered by the Stockholder Representative to Parent promptly after such action is taken.

(c) Authority; Indemnification. Each of the Stockholders agrees that Parent, Merger Sub and the Surviving Company shall be entitled to rely on any action taken by the Stockholder Representative without independent inquiry into the capacity of the Stockholder Representative to so act, on behalf of such Stockholder, pursuant to Section 10.15(b) (an “Authorized Action”), and that each Authorized Action shall be binding on each Stockholder as fully as if such Stockholder had taken such Authorized Action; provided, however, that the Stockholder Representative will have no obligation to act on behalf of any Stockholder. Parent and Merger Sub agree that the Stockholder Representative shall have no liability to Parent or Merger Sub for any Authorized Action (except for those arising out of the Stockholder Representative’s fraud). All actions, notices, communications and determinations by the Stockholder Representative to carry out such functions shall conclusively be deemed to have been authorized by, and shall be binding upon, the Stockholders. The Stockholder Representative will at all times be entitled to rely on any directions received from the Required Holders; provided, however, that the Stockholder Representative shall not be required to follow any such direction, and shall be under no obligation to take any action in its capacity as the Stockholder Representative based upon any such direction. Each Stockholder hereby severally, for itself only and not jointly and severally, agrees to indemnify and hold harmless the Stockholder Representative and its representatives (collectively, the “Stockholder Representative Group”) against all of its reasonable losses, liabilities, costs or expenses or damages incurred by the Stockholder Representative Group in connection with, or arising out of, any actions taken or omitted to be taken in the Stockholder Representative’s capacity as the Stockholders’ representative hereunder (except for those arising out of the Stockholder Representative’s fraud), including the costs of responding to indemnity claims or from assuming the defense of third party claims. The Stockholder Representative (for the Stockholder Representative Group) shall be entitled to full reimbursement from the Stockholders for all expenses, disbursements and advances (including fees and disbursements of its counsel, experts and other agents and consultants) incurred by the Stockholder Representative in such capacity (or any of its officers, directors, employees, agents or representatives in connection therewith), and to full indemnification by the Stockholders against any loss, liability, cost or expense arising out of actions taken or omitted to be taken in its capacity as the Stockholder Representative (except for those arising out of the Stockholder Representative’s fraud), including. Notwithstanding anything in this Agreement to the contrary, the Stockholder Representative shall have the power and authority to set aside and retain funds otherwise payable to the Stockholders into a separate account to satisfy any obligations of the Stockholders (including any obligations relating to indemnity claims). The relationship created herein is not to be construed as a joint venture or any form of partnership between or among the Stockholder Representative or any Stockholder for any purpose of U.S. federal or state law, including federal or state Tax purposes. Neither the Stockholder Representative nor any other member of the Stockholder Representative Group owes any fiduciary or other duty to any Stockholder.

(d) Exculpation. The Stockholder Representative shall not have by reason of this Agreement a fiduciary relationship in respect of any Stockholder, except in respect of amounts received on behalf of such Stockholder. The Stockholder Representative shall not be liable to any Stockholder for any action taken or omitted by it or any agent employed by it hereunder or under any other document entered into in connection herewith, (except as arising out of the Stockholder Representative’s fraud). The Stockholder Representative shall not be liable to the Stockholders for any apportionment or distribution of payments made by the Stockholder Representative in good faith, and if any such apportionment or distribution is subsequently determined to have been made in error the sole recourse of any Stockholder to whom payment was due, but not made, shall be to recover from other Stockholders any payment in excess of the amount to which they are determined to have been entitled. The Stockholder Representative shall not be required to make any inquiry concerning either the performance or observance of any of the terms, provisions or conditions of this Agreement. Neither the Stockholder Representative nor any agent employed by it shall incur any liability to any Stockholder by virtue of the failure of the consummation of the transactions contemplated hereby or relating to the performance of any duties hereunder (except as arising out of the Stockholder Representative’s fraud).

[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed by their respective authorized officers as of the date first written above.

FANDANGO HOLDINGS CORPORATION

By:	/s/ P. Holden Spaht
Name:	Holden Spaht
Title:	President and Secretary

THOMA BRAVO, LLC

By:	/s/ P. Holden Spaht
Name:	Holden Spaht
Title:	Managing Partner

NCR CORPORATION

By:	/s/ Robert P. Fishman
Name:	Robert P. Fishman
Title:	Senior Vice President, Chief Financial Officer and Chief Accounting Officer

DELIVERY ACQUISITION CORPORATION

By:	/s/ Robert P. Fishman
Name:	Robert P. Fishman
Title:	President

[Signature Page to Agreement and Plan of Merger]